EXHIBIT 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
 OPERATIONS AND FINANCIAL CONDITION

 FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Operations and Financial Condition ("MD&A") should be read in conjunction with Yamana Gold Inc.'s (the "Company" or "Yamana") condensed consolidated interim financial statements for the three and nine months ended September 30, 2020, and the most recently issued annual Consolidated Financial Statements for the year ended December 31, 2019, ("Consolidated Financial Statements"). (All figures are in United States Dollars ("US Dollars") unless otherwise specified and are in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The Company has included certain non-GAAP financial measures, which the Company believes, that together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The non-GAAP financial measures included in this MD&A include:

•Cash costs per gold equivalent ounce ("GEO") sold;
•All-in sustaining costs ("AISC") per GEO sold;
•Net debt;
•Net free cash flow;
•Average realized price per ounce of gold/silver sold; and
•Average realized price per pound of copper sold.

Reconciliations and descriptions associated with the above performance measures can be found in Section 11: Non-GAAP Performance Measures in this MD&A.

Cautionary statements regarding forward-looking information and mineral reserves and mineral resources can be found in Section 11: Disclosure Controls and Procedures in this MD&A.

MANAGING COVID-19

Since the emergence of the global COVID-19 pandemic, the Company’s crisis response team, the members of which are its senior executives and operational leaders, have taken quick and decisive action to respond to the pandemic during a fluid and fast-moving environment. The Company has adjusted and managed its business effectively during this period, mitigating risks and further advancing opportunities, while ensuring the safety of employees, contractors and the communities in which it operates. In the third quarter, the Company saw its costs incurred in association with COVID-19 decrease and despite the ongoing challenges, was able to achieve impressive throughput rates at many of its operations and increase production guidance for 2020.

Although the Company has been able to maintain COVID-19-free mine sites, there have been confirmed employee cases in the communities surrounding the Company's operations. However, with the implementation of monitoring, testing, quarantine and contact tracing protocols, the Company has been able to isolate incidents of infection and limit their spread. Overall, the number of infected persons is not significant and everyone initially infected has recovered. Since early September, the number remaining in quarantine has declined considerably.
The Company will continue to manage its business in a way that respects, and is mindful of, the impact that COVID-19 has had and could have on local communities. The Company has endeavoured to manage its operations with the safeguarding of individuals at site and in local communities in mind. Numerous protocols have been adopted to ensure that the safety and health of employees and persons in local communities is maintained. The Company has had the assistance of a team of International SOS doctors at all South American sites in order to review and validate the Company’s COVID-19 protocols. These reviews found that the Company’s operations were doing extremely well in preventing the contagion and spread of COVID-19 at sites.

The Company has actively responded to the global COVID-19 pandemic through a variety of means, such as:
•Working with local communities to develop and implement local crisis management plans;
•Implementing heightened levels of health screening and where cases are potentially revealed, isolation and support to workers who may have been exposed;
•Donating face masks, hand sanitizer, medical equipment and other critical supplies, and making site medical teams available to support ambulances and local health officials in the communities in which the Company operates;
•Transferring beds and supplies from camps to temporary hospitals, and working alongside local NGOs and small businesses to shift production to manufacturing masks for local community members and employees;
•Building up the capacity of local health clinics to be able to effectively manage community COVID cases, including the purchase of respirators, testing equipment, computers and other critical equipment;
•Donating, and anticipating to donate, hundreds of thousands of dollars in support of communities moving forward.
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Yamana commends the remarkable dedication, commitment, professionalism, and compassion of its employees, contractors and suppliers, who have come together in these challenging times to drive success.

For further details on how the Company has actively responded to the global COVID-19 pandemic, please refer to 1. Highlights and Relevant Updates - Health, Safety, Environment and Corporate Responsibility.

1.      HIGHLIGHTS AND RELEVANT UPDATES

For the three months ended September 30, 2020, unless otherwise noted

•Above plan gold production of 201,772 ounces, following standout performances from Jacobina, Canadian Malartic, El Peñón and Minera Florida.

•Above plan silver production of 3,040,341 ounces, underpinned by an exceptionally strong performance from El Peñón, which greatly exceeded plan with mine sequencing favouring mining of higher silver grade zones.

•Gold Equivalent Ounce ("GEO") production of 240,466 ounces exceeded plan as a result of strong gold and silver production.

•With overall production, and production at most of the Company’s mines, currently tracking ahead of plan, and in some cases well ahead of plan, the Company increased its 2020 production guidance to 915,000 GEO from the previous guidance of 890,000 GEO, representing an increase of 3%. Gold production and silver production guidance have increased from previous guidance by approximately 1% and 6%, respectively.

•Mine operating earnings of $157.3 million exceeded plan, and increased by $75.5 million or 92%, in relation to the comparative prior year quarter, despite the impact of COVID-19 in the current year. Strong operational performance from Jacobina, El Peñón, and Canadian Malartic and strong precious metal prices contributed to strong mine operating earnings.

•Net earnings of $55.6 million or $0.06 per share basic and diluted, compared to $201.3 million or $0.21 per share basic and diluted for the three months ended September 30, 2019. Adjusting items of $37.3 million, that management believes may not be reflective of current and ongoing operations, and which may be used to adjust or reconcile input models in consensus estimates, reduced earnings for the current period. Adjustments in the current period include $8.6 million of costs incurred in association with COVID-19-related temporary suspensions, standby and other incremental costs at certain operations. Prior year net earnings benefited from a one-time $273.1 million gain from a divestiture. For a complete list of adjustments, refer to Section 3: Review of Financial Results.

•Strong cash flows from operating activities of $215.0 million and cash flows from operating activities before net change in working capital(i) of $199.0 million reflect the impact of strong production, strong precious metal prices and the positive impact of foreign exchange on the costs of the Company. If adjusted for margins associated with the sales of Barnat pre-commercial production of approximately $13.5 million which are disclosed as a credit to expansionary capital and investing cash outflows, and for the $8.6 million of costs incurred in association with COVID-19, normalized cash flows from operating activities and normalized cash flows from operating activities before net change in working capital(i) would have been approximately $237.1 million and $221.1 million, respectively. Cash flows from operating activities are at multi-year highs, which include periods with considerably more production from mines that have since been divested or discontinued.

•The Company generated net free cash flow(i) of $185.5 million, compared to net free cash flow(i) of $89.5 million in the comparative prior year quarter, representing a 107% increase. The change is driven largely by strong gross margins, along with lower interest and other finance expenses in the period associated with lower levels of long term debt.

•To ensure consistency of and prospects for cash flows, the Company compares cash flows in a particular quarter with the average of cash flows in the preceding three quarters. This measure is looked at on a rolling basis quarter over quarter. Continuing with a recent trend, cash flows from operating activities and net free cash flow(i) for the quarter exceeded the averages of such cash flows for the preceding three quarters by 52% and 103% respectively, thereby further demonstrating the strength and resilience of the cash flow generation capacity of the Company.

•As at September 30, 2020, the Company had cash and cash equivalents of $474.2 million, an increase of $149.4 million from June 30, 2020. The Company has sufficient cash on hand and liquidity through its current balances and incoming cash flows to fully manage its business and fund growth without having to borrow. This includes, but is not limited to obligations related to the Jacobina plant expansions, development of the Odyssey underground project at Canadian Malartic, generative exploration, development of the integrated Agua Rica and Alumbrera project, and further balance sheet improvements, while having excess funds to dedicate to possible other opportunities and dividend increases.

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•Net debt(i) decreased by $148.9 million in the quarter to $619.1 million, which advances the Company's objective of achieving a positive net cash(i) position, which is now well ahead of schedule. The Company expects to continue generating strong cash flows, and net free cash flow(i) in particular, in the fourth quarter, with a further reduction to net debt. The Company's next scheduled debt repayment is in 2022 which will be repaid in full rather than refinanced. The Company expects to be in a position by year-end 2020 to achieve its balance sheet management objective of maintaining a leverage ratio of net debt to EBITDA(i) of below 1.0x when assuming a bottom-of-cycle gold price of $1,350 per ounce, underscoring the Company’s significant financial flexibility and best-in-class balance sheets.

•On October 23, 2020, the outstanding $100.0 million of the Company's $750.0 million credit facility was repaid, following strong third quarter operational results, and increased liquidity and financial flexibility. This follows the repayment of the initial $100.0 million in June, of the $200.0 million drawn during the first quarter of 2020 as a precaution due to the uncertainty around COVID-19.

•Combined with modest near to mid-term capital requirements for the Company, the substantive improvement in the balance sheet has provided the flexibility to continue returning capital to shareholders through measured and sustainable dividend increases.

•Subsequent to quarter end, on October 7, 2020, the Company increased its annual dividend by a further 50% to $0.105 per share, for shareholders of record at the close of business on December 31, 2020. At the new rate, the dividend will be 425% higher than the rate just 18 months ago. The Company had previously established a policy of representing the dividend on a per GEO basis, with the objective of maintaining the dividend of between $50 to $100 per GEO, and this increase positions the dividend at the high end of the range, at $100 per ounce. In the quarter, the Company modified its dividend policy such that it will no longer provide a range for its dividend on a per GEO basis, with future dividend increases above the new floor of $100 per GEO based entirely on the cash flow and cash generation capacity of the Company. As its cash flows and cash balances increase, its dividend will rise correspondingly as a percentage of cash flows and commensurate with increasing cash balances from cash flows and sources that supplement cash flows. With current levels of cash on hand, the Company would have sufficient available funds to fund its business and pay the new current dividend for several years independently of gold price. For further information on the Company's approach to maximizing cash returns to shareholders, refer to Section 2: Core Business, Strategy and Outlook.

•The Company balances two additional capital allocation priorities in addition to paying, maintaining and increasing dividends, which are balance sheet management and pursuing and funding growth. In the context of growth, the Company pursues growth that is measured and consistent with the Company’s size, scale and financial resources. Opportunities for growth should meet the Company's minimum requirements that they should be funded through internal resources, meet minimum return levels that well exceed cost of capital and be of a specific size. In terms of size, opportunities should have mineral reserves and resources of at least 1.5 million ounces, which the Company considers large enough to support a mine plan with annual gold production of approximately 150,000 ounces for at least eight years. The Company does not categorize opportunities based on their size alone nor tier assets into various categories. The objective is to deliver robust returns, significant cash flows and accelerated payback. While the Company has a large portfolio of prospective and advancing exploration and development opportunities that will provide it with measured growth, as an extension of the strategy, the Company will consider the acquisition of earlier stage exploration and development opportunities, particularly where the Company can provide added value either through its regional presence, expertise or both. For full details on the Company's investment strategy, please refer to Section 2: Core Business, Strategy, and Outlook.

•Subsequent to quarter end, on October 13, the Company completed its listing and began trading on the Main Market of the London Stock Exchange ("LSE"). This adds another senior exchange for trading of the Company's shares, and will further improve institutional investments and liquidity. For more information, please see the press release issued October 13, 2020, 'Yamana Gold is Admitted to Trading on the London Stock Exchange', available on the Company's website at www.yamana.com.

Strategic developments, construction developments and advanced stage projects:

•Agua Rica Feasibility Study Advancement and Integration Agreement
◦The Company continued to advance the integration of Agua Rica with Minera Alumbrera Limited ("Alumbrera") pursuant to the 2019 integration agreement entered into by the Company, Glencore International AG and Newmont Corporation (collectively the “Parties”), whereby the Agua Rica project would be developed and operated using the existing infrastructure and facilities of Alumbrera. The integration gives the Company 56.25% ownership in the joint Agua Rica and Alumbrera project ("Integrated Project"), which carries significantly less development risk, as certain infrastructure would not need to be constructed.
◦The integration is expected to be completed in the fourth quarter, after which the Integrated Project would be managed as a combined operation. In addition to the considerable infrastructure, tailings system and processing plant available, there is also significant cash in the treasury at Alumbrera.
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◦The Parties established a technical committee ("Technical Committee") which is now advancing a full Feasibility Study of the Integrated Project, with updated mineral reserve, production and project cost estimates. COVID-19 introduced uncertainty into the timeline relating to the completion of the Feasibility Study, mainly due to environmental permit approvals and field work, although as the permit process is well advanced, work preparation has begun in anticipation of receiving necessary authorizations in normal course. Nonetheless, the results of the Feasibility Study are expected during 2021.
◦After a strategic review, the Company has concluded that Agua Rica represents an excellent development and growth project which the Company intends to continue to advance through the development process through the Company's controlling interest in the project.

•Jacobina Optimization Project
◦The Phase 1 optimization project, whose objective was to stabilize throughput at a sustainable 6,500 tpd, was completed in June of 2020. The project has exceeded expectations, with a higher than planned steady state of approximately 6,800 tpd achieved in both the second and third quarters. The Company has identified opportunities to further optimize the results and recoveries achieved in Phase 1 with a modest investment. Consequently, works commenced in the third quarter for the expansion of the gravity concentration circuit, with commissioning scheduled for mid-2021 and with an objective to optimize gold recovery at the higher throughput rate.
◦In addition to the incremental optimization of Phase 1, the Company is studying the increase in throughput to 8,500 tpd, referred to as the Phase 2 optimization. A pre-feasibility study for Phase 2 was completed in the second quarter with positive results. The throughput increase is expected to be achieved through the installation of an additional grinding line and incremental upgrades to the crushing and gravity circuits. If implemented, the Phase 2 expansion is expected to increase annual gold production to approximately 230,000 ounces per year, reduce costs, and generate significantly more cash flow and attractive returns.
◦The Company is currently working on the Phase 2 feasibility study, scheduled for completion in mid-2021. However, it is the Company's intention to optimize and stabilize the operation at the new milling rate resulting from the optimization of Phase 1, before proceeding to Phase 2.
◦Separately, Jacobina is studying the installation of a backfill plant to allow up to 2,000 tpd of tailings to be deposited in underground voids. Preliminary results indicate that the project has the potential to improve the way in which the Company manages the environment and environmental impact, extend the life of the existing tailings storage facility, and improve mining recovery, resulting in an increased conversion of mineral resources to mineral reserves. The Company is advancing the backfill project to a feasibility study, to be completed in early 2021.
◦Considerable technical work which supports the viability of the Phase 2 expansion has already been completed, and the Company intends to advance the project following the requisite completion of its Feasibility Study required for the finalization of permitting, which is already underway. Capital costs for the Phase 2 expansion from the May 2020 pre-feasibility study are estimated at $57 million, based on an assumed BRL:USD rate of 4.0. The BRL:USD foreign exchange rates are currently higher than 5.5, and consequently, the Company anticipates that the weaker rates will provide capital cost and operating cost benefits.

•Canadian Malartic Exploration Ramp into Odyssey and East Malartic
◦The Company continues to advance studies related to the underground project at Canadian Malartic, and the main focus of exploration during the third quarter was to provide support for an aggressive infill drill program at East Gouldie, where twelve diamond drill rigs completed 38,000 metres, designed to expand the mineral resource envelope with a 150 metre drill spacing. These twelve drill rigs are employed to define and expand underground mineral resources, with a target to complete 112,000 metres of definition drilling by year end. The drilling has established 44 new pierce points in a mineralized body 1,400 metres long and that extends from 700 metres below surface to 1,900 metres below surface. The pierce points include multiple stacked intercepts in two closely spaced parallel zones, East Gouldie North and South. A thirteenth drill rig is completing a vertical geotechnical drill hole in the area of a proposed shaft to access the mineralized zone. The Company and its partner have started the construction of surface infrastructure and an exploration ramp into Odyssey and East Malartic, with the purpose of eventually mining their respective upper zones and providing further exploration access to allow drilling in tighter spacing to continue studies to a greater detail. The new ramp will also provide the ability to carry out bulk sampling of up to 40,000 tonnes of ore. With governmental approval already in hand, construction of surface infrastructure and the portal in preparation for development of the ramp started in August of 2020, with a budget of C$6.0 million for 2020 on a 50% basis. The objective is to commence development of the ramp in the fourth quarter, which is anticipated to take approximately two years to complete.

For full details on the aforementioned updates, please refer to Section 5: Construction, Development and Other Initiatives.

(i)A cautionary note regarding non-GAAP performance measures is included in Section 11: Non-GAAP Performance Measures.

OPERATING
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GEO production was 240,466 ounces and exceeded plan and prior year production of 236,852 ounces. Catalysts included standout gold production performances from Jacobina, Canadian Malartic, El Peñón and Minera Florida and strong silver production performance from El Peñón, which greatly exceeded plan. GEO assumes gold ounces plus the gold equivalent of silver ounces using a ratio of 79.26 for the three months ended September 30, 2020, and 86.79 for the three months ended September 30, 2019. GEO calculations are based on an average realized gold to silver price ratio for the relevant period.

Third quarter unitary total cost of sales and cash costs(iii) were $1,186 and $723 respectively, relatively consistent with $1,148 and $674 in the comparative 2019 period, once production levels are considered. AISC(iii) for the three months ended September 30, 2020 were $1,096 per GEO sold, compared to $1,037 per GEO sold in the comparative period. Total cost of sales, cash costs(iii) and AISC(iii) were in line with those observed in the second quarter.

Third quarter unitary cash costs remained consistent with second quarter costs, as secondary development ramped up in the third quarter commensurate to the increase in production, therefore maintaining a similar cost per ounce structure. For the fourth quarter, the Company anticipates that total secondary development costs will remain relatively constant which, on the expectation that the fourth quarter is usually the strongest production quarter of the year, will decrease the cost per ounce.

With sustaining capital deferrals in the second quarter while certain operations ramped up from temporary suspensions due to COVID-19 restrictions, third quarter sustaining capital increased as expected, and resulted in an increase in AISC(iii) in the quarter over the comparative period. The higher planned capital expenditures per ounce were partially offset by strong performances from Jacobina, El Peñón, and Canadian Malartic. Further, costs were positively impacted by foreign exchange as a result of currencies in all jurisdictions in which the company operates being weaker against the US Dollar during the three months ended September 30, 2020, compared to the same quarter of 2019. Additionally, due to further delays associated with COVID-19, certain capital expenditures and sustaining exploration costs have been deferred and are therefore expected to impact fourth quarter AISC.

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
GEO
Production (i)(ii)	240,466	236,852	645,795	715,856
Sales (i)(ii)	230,452	237,772	629,565	732,102
Per GEO sold data (ii)(iii)
Total cost of sales (iv)	$1,186	$1,148	$1,159	$1,151
Cash costs (iii)	$723	$674	$710	$687
AISC (iii)	$1,096	$1,037	$1,082	$995

Gold and silver production for the quarter was as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
Gold
Production (ounces) (i)(ii)	201,772	208,152	558,150	626,434
Sales (ounces) (i)(ii)	192,578	209,542	541,531	638,537
Per ounce data
Revenue	$1,910	$1,481	$1,739	$1,361
Average Realized Price (iii)(v)	$1,910	$1,473	$1,739	$1,356
Average market price (vi)	$1,911	$1,474	$1,735	$1,363
Silver
Production (ounces)	3,040,341	2,484,155	7,779,001	7,672,289
Sales (ounces) (vii)	2,907,348	2,437,575	7,818,919	8,073,879
Per ounce data
Revenue	$24.58	$17.73	$20.16	$15.98
Average Realized Price (iii)(v)	$24.58	$17.10	$19.92	$15.81
Average market price (vi)	$24.39	$17.02	$19.22	$15.83

With production at most of the Company’s mines currently tracking ahead of plan, the Company has increased guidance for the year to 915,000 GEO. The Company provides in this MD&A a discussion on revised guidance in Section 2: Core Business, Strategy and Outlook.

(i)Included in the three and nine months ended September 30, 2020 gold production figures include 13,305 and 18,929, respectively, of pre-commercial production, related to the Company's 50% interest in the Canadian Malartic mine's Barnat deposit. Pre-commercial production ounces are excluded from
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sales figures, although pre-commercial production ounces that were sold during their respective period of production had their corresponding revenues and costs of sales capitalized to mineral properties.
(ii)Comparative period GEO and gold figures exclude contributions from the Chapada mine, which was divested in July 2019. Production figures for the three and nine months ended September 30, 2019 exclude 1,771 and 52,311 ounces, respectively. Sales figures for the three and nine months ended September 30, 2019 exclude (335) and 49,738 ounces, respectively, net of quantity adjustments.
(iii)A cautionary note regarding non-GAAP performance measures is included in Section 11: Non-GAAP Performance Measures.
(iv)Cost of sales consists of the sum of 'cost of sales excluding Depletion, Depreciation and Amortization' ("DDA") plus DDA.
(v)Realized prices based on gross sales compared to market prices for metals may vary due to the timing of the sales.
(vi)Source of information: Bloomberg.
(vii)Included in three and nine months ended September 30, 2020 silver sales ounces are 158,591 and 732,514 ounces, respectively, delivered under the silver streaming arrangement (2019: 300,000 and 544,200, respectively).

HEALTH, SAFETY, ENVIRONMENT AND CORPORATE RESPONSIBILITY

Health, safety, environment and community relations ("HSEC") programs are integrated into all our operations. Yamana recognizes the importance of striving to meet and exceed its corporate social responsibility objectives and the role these efforts have in delivering on the overall objective of creating value for all stakeholders.

The Company has actively responded to the global COVID-19 pandemic. The Company activated its crisis response team in the early phases of the COVID-19 outbreak, the members of which are the senior executives and operational leaders, to ensure it was in a position to take quick and decisive action in what remains a fluid and fast-moving environment. Some of the decisions and actions undertaken include:
•Temporarily restricting all employee travel and shifting to remote work arrangements at corporate and regional offices.
•Restricting visitors to the Company's mines.
•Increased screening procedures, including questionnaires, temperature checks and in some cases rapid testing, for anyone seeking entry into a mine.
•Mandatory social distancing, including staggered meal times and shift changeovers to minimize the flow of people and facilitate rigorous social distancing.
•Increased cleaning and disinfecting procedures at all mines and offices.
•Increased support staff at on-site medical clinics at the Company's mines as a precautionary measure.
•Regular communications with medical experts and government authorities in every country where Yamana operates to ensure it has the proper precautions in place to protect the health and safety of its employees, families, and communities.
•Regular and active discussions with employees and union representatives to ensure they have input into health and safety precautions being implemented and that these measures and the reasons for them are well understood.
•Development of a detailed plan for a phased return to the Corporate and Regional offices.
•Working with local communities to develop and implement local crisis management plans.

Although the Company has been able to maintain COVID-19-free mine sites, there have been confirmed employee cases in the communities surrounding the Company's operations. However, with the implementation of monitoring, testing, quarantine and contact tracing protocols, the Company has been able to isolate incidents of infection and limit their spread. The protocols implemented by the Company included contact tracing which allow each operation to rapidly identify any persons who may have come into contact with an individual who may have been infected, and to isolate and quarantine those persons, thereby limiting the spread of the infection. The individuals and those who have been in contact with the confirmed cases were placed in in self-isolation. If at any point the Company determines that continuing operations poses an increased risk to its workforce or local communities, the Company will reduce operational activities up to and including care and maintenance and management of critical environmental systems. While the number of persons in quarantine has not been significant, representing only a small portion of the workforce as aforementioned, everyone initially infected has recovered. Since early September, the number remaining in quarantine has declined considerably.

Yamana has been deeply committed to supporting its host communities throughout the COVID-19 crisis, with a wide range of initiatives including, but not limited to, the donation of thousands of facemasks, hand sanitizers, medical equipment and other critical supplies. In Chile and Brazil, the Company has made site medical teams and/or ambulances available to support local health officials on the front lines. In Argentina, the Company is working with officials to transfer more than 80 beds and other supplies from the Cerro Moro camp to a temporary hospital, which has been established as a contingency for treating any future local COVID-19 patients. And in Brazil, the Company has worked with local NGOs and small businesses to help shift their production from clothing to production of masks for employees and local community members. In Canada, Yamana has donated $150,000 to St. Joseph’s Hospital for their COVID-19 efforts, as well as $20,000 to each of Foodbanks Canada and Conquer COVID-19 Canada. In addition, Canadian Malartic has donated a sum of $30,000 to various community organizations focusing on food aid and other support services for community members. These are just a few examples of the efforts that the Company's operations are making to support the communities where it operates, with hundreds of thousands of dollars being allocated to the setting up of support funds for communities in the coming weeks and months.

Other recent highlights relating to HSEC are as follows:

•The Company's Total Recordable Injury Frequency Rate was 0.40(i) after the third quarter of 2020.
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•The Company’s Social License to Operate Index demonstrated an overall increase of 11% in trust across our operations during the third quarter of 2020. Evidence shows that the mine's COVID-19 response and engagement is a significant contributor to this improvement.
•The Company began a transition to more long term digital engagement with local communities in Q3 2020. This is in response to the challenges raised by more traditional engagement methods in the wake of COVID-19 due to social distancing restrictions. This initiative will help identify and develop appropriate technologies and strategies in order to ensure consistently open lines of communication with communities.
•The Company’s Jacobina mine was named one of the “10 Best Places to Work in Bahia” by The Great Place to Work Institute.
•In September, Canadian Malartic Mine received two awards; The first award, the F.J. O'Connell Trophy in the Surface, transportation and primary metal processing operations category for 2019, from the Quebec Mining Association was a result of improvements in the mine’s Health and Safety record compared to the industry average. The second was the “Sustainable Development and Environment” award from the Val-d’Or Chamber of Commerce.

(i)Calculated on 200,000 hours and includes employees and contractors.

FINANCIAL

For the three months ended September 30, 2020

Net earnings for the three months ended September 30, 2020 were $55.6 million or $0.06 per share basic and diluted, compared to net earnings of $201.3 million or $0.21 per share basic and diluted for the three months ended September 30, 2019. Earnings for the three months ended September 30, 2020 were negatively impacted by $37.3 million of items that management believes may not be reflective of current and ongoing operations and which may be used to adjust or reconcile input models in consensus estimates. Significant and unusual adjusting items in the quarter include:

•A $4.2 million loss on the revaluation of the Company's monetary assets and liabilities, owing to movements in local currencies in multiple jurisdictions where the Company operates;
•A $5.1 million loss on the mark-to-market of the Company's outstanding equity instruments related to share-based payments in association with Performance Share Units and Deferred Share Units, resulting from an increase in share price;
•An $8.6 million expense, representing costs incurred by the Company as a result of COVID-19-related temporary suspensions, standby or reductions at certain operations, and direct incremental costs associated with operating under COVID-19 related restrictions. Costs were incurred predominantly at Cerro Moro due to government imposed restrictions on activity, and also in Chile and Brazil due to health authority regulations for temporary workforce reductions, and/or to promote social distancing;
•$8.7 million of non-cash tax losses on unrealized foreign exchange gains and $12.8 million of tax losses on non-routine transactions and adjustments.

For a full listing of reconciling items between net earnings and adjusted net earnings for the current and comparative period, refer to Section 3: Review of Financial Results.

The aforementioned $8.6 million in COVID-19 related costs can be divided into two major categories:

•Temporary suspension and standby costs, including those associated with placing certain mines in care and maintenance and subsequent ramp-up of those operations, and the underutilization of labour and contractors in relation to the pre-COVID mine plans, and
•Other incremental costs resulting from COVID-19 including community support, additional personal protective equipment acquisitions, higher transportation costs and overtime costs resulting from lower headcount levels on site to accommodate social distancing.

COVID-19 costs are disclosed as part of mine operating earnings as temporary suspension, standby and other incremental COVID-19 costs. The Company anticipates that suspension and standby costs will be minimized prospectively for the balance of the year as the mines return to full production levels anticipated at the beginning of the year. Further, the Company is assessing if any incremental COVID-19 costs are expected to become normal-course in a COVID-19 world. However, those costs are expected to be at levels lower than those experienced this quarter. The Company also anticipates that some of these increases may be offset by efficiencies gained during the period. The breakdown of the expenditures incurred during the quarter are as follows:
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For the three months ended September 30, 2020 (In millions of US Dollars; unless otherwise noted)	Temporary suspension and standby costs	Other incremental COVID-19 costs	Total
Canadian Malartic	$—	$0.5	$0.5
Jacobina	—	0.4	0.4
Cerro Moro	1.7	2.4	4.1
El Peñón	0.5	1.8	2.3
Minera Florida	0.7	0.6	1.3
Total	$2.9	$5.7	$8.6

Despite the aforementioned temporary suspension, standby, and other incremental COVID-19 costs, mine operating earnings increased by $75.5 million or 92% in the three months ended September 30, 2020 compared to the same quarter last year, due to strong precious metal prices and the strong performances from Jacobina, El Peñón and Canadian Malartic. For detailed analysis on individual mines refer to Section 4: Operating Segments Performance.

For the nine months ended September 30, 2020

Net earnings for the nine months ended September 30, 2020 were $100.8 million or $0.11 per share basic and diluted, compared to net earnings of $211.1 million or $0.22 per share basic and diluted for the nine months ended September 30, 2019.

Earnings for the nine months ended September 30, 2020 were negatively impacted by $102.8 million of items that management believes may not be reflective of current and ongoing operations and which may be used to adjust or reconcile input models in consensus estimates. Significant adjusting items in the nine months ended September 30, 2020 include:

•A $21.3 million gain recorded on the discontinuation of the equity method upon the Leagold-Equinox merger;
•A $28.1 million loss on the mark-to-market of the Company's outstanding equity instruments related to share-based payments;
•A $31.3 million expense, representing costs incurred by the Company as a result of COVID-19 related temporary suspension or reductions at certain operations, and direct incremental costs associated with operating under COVID-19 related restrictions. Costs were incurred predominantly at Cerro Moro and Canadian Malartic due to government imposed restrictions on activity, and also in Chile and Brazil due to health authority regulations for temporary workforce reductions, and/or to promote social distancing;
•$51.0 million of non-cash tax losses on unrealized foreign exchange losses and $19.7 million of tax losses on non-routine transactions and adjustments.

For a full listing of reconciling items between net earnings and adjusted net earnings for the current and comparative period, refer to Section 3: Review of Financial Results.

COVID-19 costs are disclosed as part of mine operating earnings as temporary suspension, standby and other incremental COVID-19 costs. The Company anticipates that suspension and standby costs will be minimized prospectively for the balance of the year as the mines return to full production levels anticipated at the beginning of the year. Further, the Company is assessing if any incremental COVID-19 costs are expected to become normal-course in a COVID-19 world. However, those costs are expected to be at levels lower than those experienced this quarter. The Company also anticipates that some of these increases may be offset by efficiencies gained during the period. The breakdown of the expenditures incurred during the nine months ended September 30, 2020 are as follows:

For the nine months ended September 30, 2020 (In millions of US Dollars; unless otherwise noted)	Temporary suspension and standby costs	Other incremental COVID-19 costs	Total
Canadian Malartic	$1.9	$1.8	$3.7
Jacobina	0.4	1.2	1.6
Cerro Moro	9.3	5.2	14.5
El Peñón	1.3	3.7	5.0
Minera Florida	3.3	3.1	6.4
Other Regional Costs	—	0.1	0.1
Total	$16.2	$15.1	$31.3

Mine operating earnings for the nine months ended September 30, 2020 were $338.1 million, representing an increase of $75.8 million or 29% over the same period in 2019, primarily due to the strong performances from Jacobina, El Peñón and Canadian Malartic, and strong precious metal prices, despite the aforementioned temporary suspension, standby, and other incremental
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COVID-19 costs. Additionally the comparative period had a contribution of $103.8 million from Chapada (divested in July 2019). For detailed analysis on individual mines please refer to Section 4: Operating Segments Performance.

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Summary of Financial Results

	For the three months ended September 30,		For the nine months ended September 30,
(In millions of US Dollars; unless otherwise noted)	2020	2019	2020	2019
Revenue	$439.4	$357.8	$1,099.3	$1,228.4
Cost of sales excluding DDA	(166.6)	(163.4)	(447.3)	(613.4)
Gross margin excluding DDA	$272.8	$194.4	$652.0	$615.0
Depletion, depreciation and amortization ("DDA")	(106.9)	(112.6)	(282.6)	(352.7)
Temporary suspension, standby and other incremental COVID-19 costs	(8.6)	—	(31.3)	—
Mine operating earnings	$157.3	$81.8	$338.1	$262.3
General and administrative	(21.4)	(21.8)	(62.5)	(60.1)
Exploration and evaluation	(3.6)	(1.8)	(9.1)	(7.0)
Share of gain (loss) of associates	3.1	(16.8)	(1.0)	(16.1)
Other operating (expenses) income, net	(6.8)	241.9	(13.1)	228.0
Operating earnings	$128.6	$283.3	$252.4	$407.1
Finance costs	(17.5)	(58.5)	(57.6)	(122.6)
Other (costs) income, net	(4.0)	(6.1)	2.9	(16.0)
Net earnings before income taxes	$107.1	$218.7	$197.7	$268.5
Income tax expense, net	(51.5)	(17.4)	(96.9)	(57.4)
Net earnings	$55.6	$201.3	$100.8	$211.1
Per share data
Earnings per share - basic and diluted	$0.06	$0.21	$0.11	$0.22
Dividends declared per share	$0.0175	$0.010	$0.046	$0.020
Dividends paid per share	$0.0156	$0.005	$0.038	$0.015
Weighted average number of common shares outstanding (thousands)
Basic	952,479	950,413	951,611	950,210
Diluted	954,526	951,944	953,427	951,564
Cash flows (i)
Cash flows from operating activities	$215.0	$157.4	$436.5	$317.5
Cash flows from operating activities before net change in working capital (ii)	$199.0	$152.4	$481.5	$411.5
Cash flows (used in) from investing activities	$(47.7)	$731.9	$(84.9)	$528.3
Cash flows used in financing activities	$(17.8)	$(884.5)	$(35.0)	$(845.8)
Net free cash flow (ii)	$185.5	$89.5	$336.8	$195.1
(i)For further information on the Company's liquidity and cash flow position, refer to Section 7: Financial Condition and Liquidity.
(ii)A cautionary note regarding non-GAAP performance measures is included in Section 11: Non-GAAP Performance Measures.

Balance Sheet and Liquidity

As at September 30, 2020, the Company had cash and cash equivalents of $474.2 million and available credit of $650.0 million, for total available liquidity of $1,124.2 million.

As at, (In millions of US Dollars)	September 30, 2020	December 31, 2019
Total assets	$7,300.0	$7,117.2
Total long-term liabilities	$2,491.9	$2,488.9
Total equity	$4,304.7	$4,219.9
Working capital (i)	$222.0	$(6.7)
Cash and cash equivalents	$474.2	$158.8
Debt (current and long-term)	$1,093.3	$1,047.9
Net debt (ii)	$619.1	$889.1
(i)Working capital is defined as the excess of current assets over current liabilities, which includes assets and liabilities classified as held for sale when applicable.
(ii)A cautionary note regarding non-GAAP performance measures is included in Section 11: Non-GAAP Performance Measures.

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Capital Expenditures

For the three months ended September 30,	2020	2019	2020	2019	2020	2019	2020	2019
(In millions of US Dollars)	Sustaining and other		Expansionary		Exploration		Total
Canadian Malartic (i)	$13.5	$14.4	$(2.3)	$10.1	$0.4	$0.1	$11.6	$24.6
Jacobina	4.8	6.7	3.0	8.7	1.3	1.5	$9.1	$16.9
Cerro Moro	9.2	5.9	2.1	0.1	4.0	5.1	$15.3	$11.1
El Peñón	7.3	8.5	—	0.3	4.8	5.7	$12.1	$14.5
Minera Florida	2.9	3.1	4.2	3.4	2.1	2.1	$9.2	$8.6
Other (ii)	0.4	—	3.0	3.7	1.2	3.3	$4.6	$7.0
Total	$38.1	$38.6	$10.1	$26.3	$13.7	$17.8	$61.9	$82.7

For the nine months ended September 30,	2020	2019	2020	2019	2020	2019	2020	2019
(In millions of US Dollars)	Sustaining and other		Expansionary		Exploration		Total
Canadian Malartic (i)	$33.9	$31.7	$7.1	$26.7	$3.1	$0.7	$44.1	$59.1
Jacobina	16.2	16.4	11.0	23.8	4.0	3.6	$31.2	$43.8
Cerro Moro	20.5	11.7	2.4	1.1	9.1	12.3	$32.0	$25.1
El Peñón	21.5	23.2	—	0.5	11.2	15.3	$32.7	$39.0
Minera Florida	8.2	9.5	10.8	8.8	5.2	7.1	$24.2	$25.4
Other (ii)	1.1	28.0	9.1	18.4	4.2	7.3	$14.4	$53.7
	$101.5	$120.5	$40.4	$79.3	$36.8	$46.3	$178.6	$246.1
(i)Canadian Malartic's Barnat pit had pre-commercial production ounce revenues and costs of sales capitalized to mineral properties against expansionary capital expenditures for the 2020 and 2019 periods.
(ii)Included in Other for the comparative period are capital expenditures relating to Chapada, which was disclosed separately in the comparative period.

2.    CORE BUSINESS, STRATEGY AND OUTLOOK

Yamana Gold Inc. (“Yamana” or the “Company”) is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas. The Company is listed on the Toronto Stock Exchange (trading symbol "YRI"), the New York Stock Exchange (trading symbol "AUY"), and the London Stock Exchange (trading symbol "AUY").

The Company’s principal mining properties comprise the Cerro Moro mine in Argentina, the Canadian Malartic mine (50% interest) in Canada, the El Peñón and Minera Florida mines in Chile and the Jacobina mine in Brazil. Upon finalization of the integration agreement, the Company will also own a 56.25% interest in the integrated Agua Rica-Alumbrera project, a large-scale copper, gold, silver and molybdenum project located in the province of Catamarca, Argentina. For full details on the Agua Rica integration agreement, please refer to Section 5: Construction, Development and Other Initiatives.

Over the years, the Company has grown and generated value through strategic acquisitions and portfolio optimizations, and by pursuing organic growth to increase cash flows and unlock value at existing mines and development assets. Looking ahead, the Company’s primary objectives include the following:

•Continued focus on the Company’s operational excellence program, advancing near-term and ongoing optimizations related to production, operating costs, and key performance objectives in Health, Safety, Environment and Corporate Responsibility. This includes the "One Team, One Goal: Zero" vision for Social Responsibility, which reflects the Company's commitment to zero harm to employees, the environment and communities near its operations.

•Increasing mine life at the Company’s existing operating mines through exploration targeted on the most prospective properties. The Company does not rely exclusively on proven and probable mineral reserves at any point to determine mine life as that would undervalue and misrepresent the potential of its operations. Similarly, the Company does not rely solely on a reserve life index to the exclusion of other measures to determine mine life, as the Company believes there are other factors that determine mine life. Where possible, the Company endeavours to increase mineral reserves early on, although the Company recognizes that often it is more cost effective and technically efficient to progressively extend mine life as, and when, mine development is advancing. This is particularly true for underground mines and prospects. The Company believes that to rely exclusively at any given point on proven and probable mineral reserves does not
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give sufficient allowance for discovery of new mineral resources, history of conversion of mineral resources to mineral reserves and exploration potential. This is particularly true for El Peñón and Minera Florida for which the Company gives considerable allowance for mine life that is well in excess of mineral reserves, given the aforementioned factors of new discovery of mineral resources, historical conversion of mineral resources to mineral reserves and significant exploration potential. This will likely to be true for the underground at Canadian Malartic, which today carries substantial mineral resources and not mineral reserves. Additionally, the underground at Canadian Malartic has significant potential as a long-life operation.

•Maximizing the overall value of the Company as an enterprise, cash flows and free cash flows, and cash returns on invested capital, first on producing and then non-producing assets:
◦Within the producing portfolio, attention remains focused on per share measures related to the growth and quality of mineral reserves and mineral resources for mine life extensions and scope for throughput increases, metal grade and recovery improvements, and cost reductions that are expected to improve margins and cash flows.

•Maximizing cash returns to shareholders through sustainable dividends, which will also be reported as dividends per GEO produced, resulting from disciplined management of financial resources and capital allocation:
◦The Company has employed a gradual and progressive approach to dividend increases as the Company’s cash balances continue to increase from free cash flow, and successful and continuing initiatives to monetize its portfolio of non-producing assets and financial instruments;
◦The Company modified its dividend policy such that it will no longer provide a range for its dividend on a per GEO basis, with future dividend increases above the new floor of $100 per GEO based entirely on the cash flow and cash generation capacity of the Company. As its cash flows and cash balances increase, its dividend will rise correspondingly as a percentage of cash flows and commensurate with increasing cash balances from cash flows and sources that supplement cash flows;
◦Consistent with its dividend policy and sustainability objectives, the Company has sufficient cash reserves on hand to support payment of the dividend at the increased level for three years. The cash reserve fund provides the Company with the flexibility to pay the dividend at the new floor for an extended period even in a bottom of cycle gold price environment;
◦The Company will continue to engage regularly with investors to ensure it is maintaining an optimal balance between the amount payable and dividend sustainability;
◦Following the Company's initial capital spending and development phase from 2003 to 2006, the Company has consistently paid dividends since 2007. As of the date of this MD&A, dividends have aggregated to over $972.6 million paid over 13 years.

•Consistently optimize the Company's financial position to create financial flexibility, allowing the Company to execute on its business plan and increase shareholder value. The Company successfully improved its financial flexibility with the repayment of:
◦2020: $56.0 million in senior notes issued in March 2012, $200.0 million of indebtedness under the revolving credit facility was repaid in June and October 2020 ($200.0 million drawn in March 2020 as a prudent and conservative measure given global pandemic). As of the date of this MD&A, the Company has no outstanding balance on its revolving credit facility;
◦2019: $415.0 million in senior notes issued in March 2012 and June 2013 on a pro rata basis and indebtedness under the Company’s senior notes issued in June 2014 and December 2017; and
◦2019: $385.0 million of indebtedness under the revolving credit facility.

•Advancing the Company’s generative exploration program for the next generation of Yamana Mines:
◦Advance the Company’s most advanced exploration projects;
◦Pursue exploration and drilling programs at highly-prospective, early stage projects in the Company’s existing portfolio.
◦Expand the Company’s exploration portfolio through evaluations and targeted land acquisition

•For strategic assets in the portfolio, the focus is to assess the best path for creation of value for shareholders, including advancing the projects through exploration, technical/financial reviews, studies and optimizations, permitting and community engagement, and/or considering strategic alternatives to realize returns from the these strategic assets. This may include developing the assets through a joint venture or other strategic arrangements, or through monetization such as the recently accomplished successful sale of the royalty portfolio, the sale of Equinox shares, and the JV for its Suyai Project in Argentina.

•Advancement of Agua Rica, and along with our partners, determining the merits of the advancement of the Suyai Project.

Investment and Exploration Strategy

A further primary objective of the Company, although one with an intermediate to longer-term time horizon, is the advancement of its generative exploration program. The Company has an extensive exploration portfolio with well-defined exploration prospects
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and organic growth opportunities in all jurisdictions, with more advanced opportunities in Canada and Brazil. The objective of the generative exploration program is to advance at least one project to achieve mineral reserve and mineral resource inventories of at least 1.5 million ounces which the Company considers large enough to support a mine plan with annual gold production of approximately 150,000 ounces for at least eight years.

The Company is continuously reviewing its capital allocation strategy, and exploring options for funding such projects that do not draw on free cash flows. Funding strategies include, but are not limited to, proceeds from the monetization of non-cash producing assets or non-core assets that do not meet the Company's precious metal and scale requirements and, where applicable, flow-through funding arrangements. Funds are allocated to develop promising internal opportunities for organic growth through exploration and provide long term growth.

To assess these opportunities, the Company relies on an experienced local exploration team that operates in its established jurisdictions and other favourable districts in North and South America.

Every project in the generative exploration program has had some drilling, with some projects more advanced than others. At Lavra Velha in Brazil and Monument Bay in Canada, the Company has identified mineral resources in various categories. In the case of Monument Bay, the Company is further advancing the project with internal technical and economic assessments considering the project as an underground mine rather than an open pit mine. While resources would be reduced from current levels, this would be an economically attractive alternative with lower required capital investment (due to the higher investment required to develop a large tonnage, low grade, open pit mine), a reduced environmental footprint and significant exploration potential for increases in mineral resources down plunge and in satellite surface areas. A new high- grade geological model is being evaluated while several well-defined high-grade zones along a 4 kilometre strike length of the deposit have been identified. An expansion drill program on these targets is planned to begin this year and extend into next year. For more details, please refer to Section 6: Exploration.

The Company will also, from time to time, make investments in prospective advancing exploration and more advanced prospects where it can provide value-added guidance either from the Company's exploration or technical services groups. Recently, the Company made an investment in Monarch Gold, an emerging Canadian gold mining company that aims to be a 100,000-200,000 ounce per year gold producer through the development of its portfolio of high-quality projects in the Abitibi mining camp in Quebec, Canada.

As a complement to the advancement of the internal exploration opportunities, the Company will consider the acquisition of earlier stage development assets or companies that align with Yamana's objectives for capital allocation and financial results, jurisdiction, geology and operational expertise. Such opportunities should be funded through internal resources, meet minimum return levels that well exceed cost of capital and would meet the Company's minimum requirements to achieve mineral reserve and mineral resource inventories, mine life and per year production rate. Furthermore, preference would be given to geological and operational characteristics where the Company has an identified expertise and excellent opportunities for value enhancement. Such opportunities would also extend an existing regional presence or lead to that longer-term objective. Although the Company has an established portfolio of early-to-later-stage organic growth projects, the Company also considers it prudent to consider opportunities to extend regional presences in quality jurisdictions that offer geological and operational synergies and similarities to its current portfolio of assets.

2020 Revised Guidance

Jacobina, El Peñón and Canadian Malartic all enjoyed standout quarters. With overall production, and production at most of the Company’s mines, currently tracking ahead of plan, and in some cases well ahead of plan, the Company increased its 2020 production guidance from the previous guidance of 890,000 GEO to 915,000 GEO, representing an increase of 3%. Gold production and silver production guidance have increased from previous guidance by approximately 1% and 6%, respectively.

3.    REVIEW OF FINANCIAL RESULTS

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FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2020

Net earnings

Net earnings for the three months ended September 30, 2020, were $55.6 million or $0.06 per share basic and diluted, compared to net earnings of $201.3 million or $0.21 per share basic and diluted for the three months ended September 30, 2019. Net earnings and earnings per share for the three months ended September 30, 2020 and 2019 were affected by the following non-cash and other items that management believes are not reflective of current and ongoing operations, and which may be used to adjust or reconcile input models in consensus estimates:

	For the three months ended September 30,
(In millions of US Dollars; except per share amounts)	2020	2019
Non-cash unrealized foreign exchange losses	$4.2	$17.1
Share-based payments/mark-to-market of deferred share units	5.1	9.0
Mark-to-market (gains) losses on derivative contracts, investments and other assets and liabilities	(1.5)	1.6
Gain on sale of subsidiaries and other assets	(1.8)	(284.6)
Temporary suspension and standby costs	2.9	—
Other incremental COVID-19 costs	5.7	—
Share of one-off provision recorded against deferred income tax assets of associate	—	13.0
Financing costs paid on early note redemption	—	35.0
Other provisions, write-downs and adjustments (i)	6.1	28.8
Non-cash tax on unrealized foreign exchange gains	8.7	36.7
Income tax effect of adjustments	(4.9)	(0.8)
One-time tax adjustments	12.8	(7.6)
Total adjustments - increase (decrease) to earnings	$37.3	$(151.8)
Total adjustments - increase (decrease) to earnings per share	$0.04	$(0.16)
(i)This balance includes, among other things, revisions in estimates and write-downs & provisions, or reversals of provisions, for items such as tax credits and legal contingencies.

Revenue

In the three months ended September 30, 2020, revenue was $439.4 million compared to $357.8 million in the same period in 2019. The 23% increase was primarily attributable to higher realized prices for gold and silver in the current period, and to increases in sales volumes at the Jacobina, El Peñón and Minera Florida mines, partially offset by lower sales volumes from the Canadian Malartic and Cerro Moro mines.

For a cautionary note on non-GAAP performance measures and a reconciliation to average realized prices, refer to Section 11: Non-GAAP Performance Measures.

Cost of Sales excluding DDA

Cost of sales excluding DDA was consistent with the same quarter in prior year, increasing only $3.2 million or 2%, with insignificant changes across all mine operations.

Depletion, Depreciation and Amortization (DDA)

Total DDA expense decreased $5.7 million or 5% for the three months ended September 30, 2020 when compared to the same period in 2019, primarily due to lower DDA at El Peñón. The decrease at El Peñón resulted from reduced rates of depletion in the current period due to additions to mineral reserves and resources announced at December 31, 2019.

General and administrative

General and administrative ("G&A") expenses include expenses related to management of the business that are not part of direct mine operating costs. In the three months ended September 30, 2020, G&A expenses were consistent with the comparative quarter in 2019, decreasing $0.4 million or 2%. The Company's cash G&A expenses were $17.2 million for the three months ended September 30, 2020, which was in line with plan and guided cash G&A expenses.

Exploration and evaluation

Exploration and evaluation expenses of $3.6 million for the three months ended September 30, 2020 were higher than in 2019 due to increased expenditures resulting from the generative exploration program. The program is focused on advancing projects
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in Yamana’s portfolio, while continuing drilling activity at a number of the Company’s highly prospective earlier stage projects. For more information please refer to Section 6: Exploration.

Share of earnings/loss of investments in associates

The Company's investments in associates at September 30, 2020 comprised of investments in Nomad Royalty Company and Monarch Gold, with the Company's share of earnings of associates in the three months ended September 30, 2020 of $3.1 million reflecting the net equity pick up from these two investments. For the same period in 2019, the Company recorded a share of loss of associate of $16.8 million, which represented Yamana's share of its then associate Leagold's loss for the period. The loss was primarily due to the Company recognizing its share of a $63.5 million provision recorded against Leagold's deferred income tax assets. On March 10, 2020, Leagold merged with Equinox and as a result of its reduced shareholding in the combined entity Yamana ceased to have significant influence in the investee, and therefore, discontinued equity accounting for the investment using the equity method from this date.

Other operating expenses/income

In the three months ended September 30, 2020, the Company recorded other operating expenses of $6.8 million compared to other operating income of $241.9 million for the same period in 2019. Operating expenses in the current period are comprised primarily of contributions to social and infrastructure development causes in jurisdictions where the Company is active, business and professional transaction costs, changes in provisions, and mark-to-market adjustments on financial assets and liabilities. Other operating income recorded in the prior period was primarily comprised of a $273.1 million gain recognized upon the divestment of the Chapada mine.

Finance costs

Finance costs decreased $41.0 million or 70% in the three months ended September 30, 2020 compared to the same period in 2019. Finance costs in the prior period included a $35.0 million expense relating to the early redemption of certain of the Company's senior notes in connection with the sale of the Chapada mine. The Company repaid $800.0 million of debt in total during the third quarter of 2019, and as a result, interest expense associated with long term debt has decreased in 2020.

Other income/costs

Other costs were $4.0 million in the three months ended September 30, 2020, compared to other costs of $6.1 million in the comparative period. Other income/costs is comprised primarily of unrealized gains and losses on derivatives and foreign exchange and, given the nature of these items, is expected to fluctuate from period to period. The loss in the current period was primarily due to unrealized foreign exchange losses.

Income tax expense

The Company recorded an income tax expense of $51.5 million for the three months ended September 30, 2020, as a result of higher profitability at the Company's operations, in relation to the comparative quarter's income tax expense of $17.4 million. The income tax provision further reflects a current income tax expense of $29.6 million and a deferred income tax expense of $21.9 million, compared to a current income tax expense of $18.9 million and a deferred income tax recovery of $1.5 million for the three months ended September 30, 2019.

Included in the income tax expense are withholding taxes of $10.4 million for the three months ended September 30, 2020 compared to an income tax expense of $1.5 million for the same period in 2019. The income tax expense also includes mining taxes of $10.3 million for the three months ended September 30, 2020, compared to mining taxes of $1.7 million in the three months ended September 30, 2019. An expense of $6.8 million relating to non-taxable items is included in the income tax expense for the three months ended September 30, 2020 compared to a recovery of $57.0 million for the three months ended September 30, 2019.

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020

Net earnings

Net earnings for the nine months ended September 30, 2020, were $100.8 million or $0.11 per share basic and diluted, compared to net earnings of $211.1 million or $0.22 per share basic and diluted for the nine months ended September 30, 2019.

Net earnings and earnings per share for the nine months ended September 30, 2020 and 2019 were affected by the following non-cash and other items that management believes are not be reflective of current and ongoing operations, and which may be used to adjust or reconcile input models in consensus estimates:
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	For the nine months ended September 30,
(In millions of US Dollars; except per share amounts)	2020	2019
Non-cash unrealized foreign exchange (gains) losses	$(0.3)	$28.3
Share-based payments/mark-to-market of deferred share units	28.1	11.8
Mark-to-market (gains) losses on derivative contracts, investments and other assets and liabilities	(1.1)	1.0
Gain on sale of subsidiaries and other assets	(1.8)	(284.6)
Gain on discontinuation of the equity method of accounting	(21.3)	—
Temporary suspension and standby costs	16.2	—
Other incremental COVID-19 costs	15.1	—
Share of one-off provision recorded against deferred income tax assets of associate	—	13.0
Financing costs paid on early note redemption	—	35.0
Other provisions, write-downs and adjustments (i)	14.5	34.6
Non-cash tax on unrealized foreign exchange losses	51.0	21.8
Income tax effect of adjustments	(17.3)	(0.2)
One-time tax adjustments	19.7	21.1
Total adjustments - increase (decrease) to earnings	$102.8	$(118.2)
Total adjustments - increase (decrease) to earnings per share	$0.11	$(0.12)
(i)This balance includes, among other things, revisions in estimates and write-downs & provisions, or reversals of provisions, for items such as tax credits and legal contingencies.

Revenue

For the nine months ended September 30, 2020, revenue was $1,099.3 million compared to $1,228.4 million in the same period in 2019. The difference was primarily attributable to the absence of contributions from the Chapada mine (divested July 5, 2019), which contributed $226.8 million to revenue in the comparative period, as well as lower sales volumes from the Canadian Malartic and Cerro Moro mines, which were impacted by their respective temporary demobilization and suspension of operations as a result of the COVID-19 pandemic, and subsequent ramp up periods. The decreases in sales volumes were partially offset by higher realized prices for gold and silver in the current period, and by increases in sales volumes at the Jacobina, El Peñón and Minera Florida mines.

For a cautionary note on non-GAAP performance measures and a reconciliation to average realized prices, refer to Section 11: Non-GAAP Performance Measures.

Cost of sales excluding DDA

Cost of sales excluding DDA decreased $166.1 million or 27% for the nine months ended September 30, 2020 compared to the same period in 2019, primarily due to lower sales volumes from Canadian Malartic and Cerro Moro as discussed above, and the absence of cost of sales excluding DDA from Chapada ($110.9 million in the comparative period). Cost of sales excluding DDA was also positively impacted by ongoing operational efficiencies at Jacobina and El Peñón, improving per unit costs at these mines, and the depreciation of certain local currencies against the US Dollar.

Depletion, depreciation and amortization (DDA)

Total DDA expense decreased $70.1 million or 20% for the nine months ended September 30, 2020 compared to the same period in 2019, primarily due to lower sales volumes from Canadian Malartic and Cerro Moro as discussed above, as well as lower DDA at El Peñón and Jacobina resulting from reduced rates of depletion in the current period due to additions to mineral reserves and resources at these mines announced at December 31, 2019. The comparative period also included $12.1 million of DDA related to Chapada.

General and administrative

G&A expenses include costs related to the overall management of the business that are not part of direct mine operating costs. In the nine months ended September 30, 2020, G&A expenses increased $2.4 million or 4% compared to the same period in 2019, attributable to a $5.4 million increase in stock-based compensation expense, in particular in performance share units, due to the increase in the Company's share price in 2020. This was partially offset by cash reductions that have resulted from the Company's evaluation of its G&A expenses in the second quarter of 2019 to align its cost structure to the portfolio of assets that remained after the sale of the Chapada mine. The guided cash G&A rate for 2020 was $63.0 million, and the Company's cash G&A expenses of $47.2 million in the nine months to September 30, 2020 were in line with this target.

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Exploration and evaluation

Exploration and evaluation expenses of $9.1 million for the nine months ended September 30, 2020 were higher than the same period in 2019 due to increased expenditures relating to the ongoing generative exploration program. The program is focused on advancing projects in Yamana’s portfolio, while continuing drilling activity at a number of the Company’s highly prospective earlier stage projects. For more information please refer to Section 6: Exploration.

Share of earnings/loss of associates

The Company's share of net loss related to its associates totalled $1.0 million for the nine months ended September 30, 2020, and was comprised of the Company's share of losses of Leagold, prior to Yamana ceasing to have significant influence in Leagold in March 2020. This was partially offset by the Company's share of net earnings in Nomad Royalty Company and Monarch Gold, both of which were acquired in the latter half of the second quarter. In the comparative period in 2019, the Company recorded losses of $16.1 million, being the Company's share of Leagold's losses for the nine month period, which included the Company recognizing its share of a $63.5 million provision recorded against Leagold's deferred income tax assets during the period.

Other operating expenses/income

In the nine months to September 30, 2020, the Company recorded other operating expenses of $13.1 million. In the same period in 2019, the Company recorded other operating income of $228.0 million. Other operating expenses recorded in the current period include a $12.4 million mark to market loss on deferred share compensation due to the increase in the Company's share price, contributions to social and infrastructure development causes in jurisdictions where the Company is active, and various other individually insignificant operating expenses. These expenses were partially offset by a $21.3 million gain recognized upon the discontinuation of the equity method on the Company's investment in Leagold (now Equinox). Other operating income recorded in the prior period was primarily comprised of the $273.1 million gain recognized upon the sale of Chapada, partially offset by various other operating expenses.

Finance costs

Finance costs decreased $65.0 million or 53% in the nine months ended September 30, 2020 compared to the same period in 2019, primarily attributable to the lower interest expense in the current period, following the repayment of $800.0 million of debt during the third quarter of 2019. The reduction in the carrying amount of debt has significantly reduced the carrying cost of interest on debt, freeing up cash for other uses and for the Company to further improve its net debt position. Further, finance costs in the prior period included a $35.0 million expense relating to the early redemption of certain of the Company's senior notes in connection with the above mentioned repayment of debt in the third quarter of 2019.

Other income/costs

Other income was $2.9 million in the nine months ended September 30, 2020, compared to other costs of $16.0 million in the comparative period. Other costs/income is comprised primarily of realized and unrealized gains and losses on derivatives and foreign exchange and, given the nature of these items, is expected to fluctuate from period to period. Net movements in the current period were insignificant. The loss in the prior period was primarily due to foreign exchange losses, partially offset by the realized gain on the sale of the Gold Price Instrument obtained as part of the consideration from the sale of Chapada.

Income tax expense

The Company recorded an income tax expense of $96.9 million for the nine months ended September 30, 2020, compared to an income tax expense of $57.4 million for the same period in 2019. The income tax provision reflects a current income tax expense of $91.7 million and a deferred income tax expense of $5.2 million compared to a current income tax expense of $71.0 million and a deferred income tax recovery of $13.6 million for the nine months ended September 30, 2019.

The tax provision was impacted by mining taxes of $20.6 million for the nine months ended September 30, 2020, compared to mining taxes of $11.2 million for the same period in 2019. Withholding taxes of $11.6 million was included in income taxes for the nine months ended September 30, 2020 compared to $4.9 million for the same period in 2019. An expense of $5.7 million relating to non-taxable items is included in the income tax expense for the nine months ended September 30, 2020, compared to a recovery of $75.9 million for the nine months ended September 30, 2019.

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QUARTERLY FINANCIAL SUMMARY

For the three months ended	Sep. 30,	Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,	Dec. 31,
(In millions of US Dollars, except per share amounts)	2020	2020	2020	2019	2019	2019	2019	2018
Financial results
Revenue	$439.4	$303.4	$356.5	$383.8	$357.8	$463.5	$407.1	$483.4
Net earnings (loss)	$55.6	$—	$45.0	$14.6	$201.3	$14.1	$(4.1)	$(61.4)
Per share - basic and diluted	$0.06	$—	$0.05	$0.02	$0.21	$0.01	$—	$(0.06)

4.    OPERATING SEGMENTS PERFORMANCE

CANADIAN MALARTIC (50% interest), CANADA

Canadian Malartic is an open pit gold mine, located in the Abitibi region of Quebec, Canada. The Company and its partner, Agnico Eagle Mines Limited ("Agnico"), each own 50% of Canadian Malartic General Partnership (the "Partnership").

	For the three months ended September 30,		For the nine months ended September 30,
Key Performance Information	2020	2019	2020	2019
Operating
Ore mined (tonnes)	3,340,689	3,781,086	8,726,970	11,053,316
Waste mined (tonnes)	3,218,002	3,391,596	7,930,914	10,506,148
Ore processed (tonnes)	2,721,308	2,644,810	7,531,553	7,803,871
GEO (i)
Production (ounces) (ii)	76,398	81,572	197,946	249,554
Sales (ounces) (ii)	66,796	82,467	179,851	246,177
Feed grade (g/t)	1.00	1.07	0.94	1.12
Recovery rate (%)	87.5	89.3	87.2	88.5
Total cost of sales per GEO sold	$1,216	$1,007	$1,244	$1,001
Cash costs per GEO sold (iii)	$736	$608	$733	$592
AISC per GEO sold (iii)	$973	$822	$967	$765
DDA per GEO sold	$480	$399	$511	$408
Financial (millions of US Dollars)
Revenue	$126.9	$121.1	$312.6	$334.6
Cost of sales excluding DDA	(49.1)	(50.1)	(131.9)	(145.8)
Gross margin excluding DDA	$77.8	$71.0	$180.7	$188.8
DDA	(32.1)	(32.9)	(91.9)	(100.5)
Temporary suspension, standby and other incremental COVID-19 costs	(0.5)	—	(3.7)	—
Mine operating earnings	$45.2	$38.1	$85.1	$88.3
Capital expenditures (millions of US Dollars)
Sustaining and other	$13.5	$14.4	$33.9	$31.7
Expansionary (ii)	$(2.3)	$10.1	$7.1	$26.7
Exploration	$0.4	$0.1	$3.1	$0.7
(i)GEO information relates to gold.
(ii)Included in the three and nine months ended September 30, 2020 gold production figures include 13,305 and 18,929, respectively, of pre-commercial production, related to the Company's 50% interest in the Canadian Malartic mine's Barnat deposit. Pre-commercial production ounces are excluded from sales figures, although pre-commercial production ounces that were sold during their respective period of production had their corresponding revenues and costs of sales capitalized to mineral properties, captured as expansionary capital expenditures.
(iii)A cautionary note regarding non-GAAP performance measures is included in Section 11: Non-GAAP Performance Measures.

Canadian Malartic's standout production performance exceeded plan for the third quarter of 2020 due to higher mill throughput and feed grade. The transition to, and ramp-up of, the Barnat deposit, along with record throughput which resulted in the feed of ore that would have otherwise been stockpiled, caused some feed grade variation and impacted recoveries. Despite such impact, recovery for the quarter was in line with the metallurgical model. The successful ramp-up of the deposit resulted in Barnat declaring commercial production on September 30, 2020. Barnat deposit revenues and costs of production will cease to be capitalized effective October 1, 2020. In addition, DDA associated with the Barnat deposit's capitalized costs will commence
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effective October 1, 2020. During the third quarter of 2020, Barnat produced 13,305 ounces of pre-commercial production gold on a 50% basis and meaningful contributions are expected to begin in the fourth quarter.

Unitary costs were lower in the comparative period due to fixed production costs being distributed over more ounces. Similarly, although absolute DDA decreased period over period, the comparatively lower production increased the per unit DDA associated with fixed and straight line depreciated assets.

On a 50% basis, a total of $7.2 million of expansionary capital expenditures was spent during the third quarter on the Barnat Extension Project. Proceeds received from the sale of pre-commercial ounces from the Barnat deposit offset the aforementioned expansionary capital during the quarter. This resulted in a net spend on the total Canadian Malartic expansionary capital of a credit of $2.3 million. The remaining extension work in 2020 is focused on overburden stripping and topographic excavation continuing according to plan.

The Canadian Malartic mine entered care and maintenance on March 24, 2020, in response to government restrictions related to COVID-19 that required mining companies to minimize operational activities. During this period, Canadian Malartic developed a robust plan of preventative measures against COVID-19 to ensure the health and safety of its employees, families, and communities. On April 14, 2020, following the Government of Quebec’s decision to authorize the resumption of mining activities, the Partnership announced that the Canadian Malartic would resume operations starting on April 15, 2020. The remobilization occurred with full attention to the health and safety of returning employees, contractors, and suppliers. These precautionary measures complied with the recommendations of the Quebec Department of Public Health and the province’s Committee on Standards, Equity, and Occupational Safety (CNESST) and include enhanced screening of all individuals entering the mine, including temperature checks; mandatory social distancing; enhanced sanitization and disinfecting; and preparedness planning in the event of a suspected or confirmed case of COVID-19. The ramp-up progressed faster than expected, and mill throughput in each of May and June exceeded 60,000 tonnes per day. During the quarter, the mine continued to exceed 60,000 tonnes per day on operating days due to the installation of an Advanced Processing Control System, and rock fragmentation improvements, which contributed to maintaining high processing rates per calendar day, despite two planned mill maintenance shutdowns.

During the first quarter, exploration programs were partly halted due to COVID-19 restrictions, and re-started on May 11, 2020 with a gradual ramp up of drilling activities. The Company continues to advance studies related to the underground project at Canadian Malartic, and the main focus of exploration during the third quarter was to provide support for an aggressive infill drill program at East Gouldie, where twelve diamond drill rigs completed 38,000 metres, designed to expand the mineral resource envelope with a 150 metre drill spacing. These twelve drill rigs are employed to define and expand underground mineral resources, with a target to complete 112,000 metres of definition drilling by year end. The drilling has established 44 new pierce points in a mineralized body 1,400 metres long and that extends from 700 metres below surface to 1,900 metres below surface. The pierce points include multiple stacked intercepts in two closely spaced parallel zones, East Gouldie North and South. A thirteenth drill rig is completing a vertical geotechnical drill hole in the area of a proposed shaft to access the mineralized zone. The Company and its partner have started the construction of surface infrastructure and an exploration ramp into Odyssey and East Malartic, with the purpose of eventually mining their respective upper zones and providing further exploration access to allow drilling in tighter spacing to continue studies to a greater detail. The new ramp will also provide the ability to carry out bulk sampling of up to 40,000 tonnes of ore. With governmental approval already in hand, construction of surface infrastructure and the portal in preparation for development of the ramp started in August of 2020, with a budget of C$6.0 million for 2020 on a 50% basis. The objective is to commence development of the ramp in the fourth quarter, which is anticipated to take approximately two years to complete.

Some additional exploration drilling was completed at the Nessi target on the East Amphi project, where several new intercepts show promise with broad intervals of low-grade gold mineralization and a new drill target on the Rand property at Mt. Rand intercepted near surface, low grade mineralization. Follow-up drilling is planned for the fourth quarter to test and advance these targets in order to define new areas that could be developed in conjunction with, and as a supplement to, the future underground Odyssey-East Gouldie project.

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JACOBINA, BRAZIL

Jacobina is a complex of underground gold mines located in Bahia state, Brazil.

	For the three months ended September 30,		For the nine months ended September 30,
Key Performance Information	2020	2019	2020	2019
Operating
Ore mined (tonnes)	633,413	606,957	1,859,834	1,698,582
Ore processed (tonnes)	624,883	589,720	1,845,599	1,687,464
GEO (i)
Production	44,080	40,157	133,664	117,725
Sales	43,751	39,675	132,772	115,849
Feed grade (g/t)	2.28	2.20	2.34	2.24
Recovery rate (%)	96.3	96.2	96.3	96.8
Total cost of sales per GEO sold	$920	$917	$823	$1,003
Cash costs per GEO sold (ii)	$565	$544	$529	$617
AISC per GEO sold (ii)	$754	$807	$726	$852
DDA per GEO sold	$354	$373	$294	$386
Financial (millions of US Dollars)
Revenue	$84.1	$58.4	$231.4	$158.5
Cost of sales excluding DDA	(24.7)	(21.6)	(70.3)	(71.5)
Gross margin excluding DDA	$59.4	$36.8	$161.1	$87.0
DDA	(15.5)	(14.8)	(39.0)	(44.7)
Temporary suspension, standby and other incremental COVID-19 costs	(0.4)	—	(1.6)	—
Mine operating earnings	$43.5	$22.0	$120.5	$42.3
Capital expenditures (millions of US Dollars)
Sustaining and other	$4.8	$6.7	$16.2	$16.4
Expansionary	$3.0	$8.7	$11.0	$23.8
Exploration	$1.3	$1.5	$4.0	$3.6
(i)GEO information relates to gold.
(ii)A cautionary note regarding non-GAAP performance measures is included in Section 11: Non-GAAP Performance Measures.
Jacobina once again exceeded its production plan and prior year results with gold production of 44,080 ounces for the third quarter of 2020. Recovery rates and grade for the third quarter were both in line with plan, and were higher than the comparative quarter. Higher production resulted from increased throughput compared to plan, with mill processing stabilized at 6,800 tpd from Phase 1 initiatives achieved during the first quarter of 2020. Given the success of Phase 1, the Company has begun to further optimize Phase 1 with the goal of incremental improvements to plant throughput and stability, without affecting gold recoveries of 96% to 97%. For further information on Phase 1 and Phase 2 developments at Jacobina please refer to Section 5: Construction, Development, Other Initiatives and Exploration.

Unitary costs of production and sales were better than plan in the third quarter of 2020, and were comparable to the third quarter of 2019. On a year-to-date basis, unitary costs of production and sales significantly improved over the comparative period as a result of the increased production in association with higher throughput, and the positive impact as a result of the devaluation of the Brazilian Real compared to the US Dollar. Underground mine development work is in line with the mine plan at 1,500 metres per month, to sustain the current production rate of 6,800 tpd with sufficient operational flexibility.

Exploration activities at Jacobina continued to ramp up during the quarter as the impact of COVID related restrictions decreased, and protocols were implemented to adapt and provide safe and effective working conditions. Drilling production improved from the second quarter COVID-related standstill in April, with five drills active during the third quarter. Drilling activity during the quarter was weighted toward exploration in response to better than anticipated infill drilling results in the fourth quarter of 2019 through the first half of 2020.

Approximately 5,225 metres of drilling were completed in the third quarter of 2020 at Jacobina, including 200 metres of infill drilling to convert inferred mineral resources to indicated mineral resources, and 5,025 metres of exploratory drilling dedicated to defining new inferred mineral resources. The infill program focused on delineation of new indicated resources in higher-grade areas of the mine. Infill drilling in the third quarter included one 200 metre hole at João Belo South Extension, bringing the year-to-date infill drilling total to 6,885 metres. The infill drilling program at Jacobina has established good potential for adding high quality indicated mineral resources near existing mine infrastructure at Morro do Vento Norte, Canavieiras Sul and João Belo-South Extension. Geological and resource modelling updates for these areas are currently underway.

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Drilling activity in the third quarter focused on the new inferred resources program, with 5,025 metres completed at Canavieiras Sul and Canavieiras Central connector zone and at João Belo Sul, bringing the year-to-date total drilled to 8,111 metres. Exploration drilling carried out at Canavieiras Sul and Central during the quarter continued to return positive results from Maneira reef, extending mineralization 60 metres southward from the last intersection at Canavieiras Central and 150 metres north from Canavieiras Sul, and in so, confirming new potential resource along a 300 metre strike length linking the two areas. In addition, drilling returned positive results from the MU, LVL and LU reefs in the sector, extending good grade mineralization over 150 metres from the current Canavieiras Sul model. The exploration drift linking Canavieiras Sul with Canavieiras Central is now operational and provides access to further drilling setups.

Generative work resumed during the third quarter following a pause in activity due to COVID related restrictions, and geological mapping and surface rock sampling was completed at the Morro da Viuva target and north of the Barrocão Velho target in Jacobina Norte. Drill testing of select targets is anticipated in the fourth quarter of 2020 or first quarter of 2021.

CERRO MORO, ARGENTINA

Cerro Moro is an underground and open pit gold-silver mining operation, located in the province of Santa Cruz, Argentina.

	For the three months ended September 30,		For the nine months ended September 30,
Key Performance Information	2020	2019	2020	2019
Operating
Ore mined (tonnes)	78,158	80,193	207,851	251,312
Waste mined (tonnes)	875,993	1,457,663	2,838,448	5,143,062
Ore processed (tonnes)	92,884	87,607	223,605	267,741
GEO
Production	40,380	42,105	89,472	149,472
Sales	36,236	41,749	89,257	167,387
Total cost of sales per GEO sold	$1,613	$1,402	$1,597	$1,248
Cash costs per GEO sold (i)	$849	$748	$918	$701
AISC per GEO sold (i)	$1,307	$1,084	$1,350	$899
DDA per GEO sold	$764	$654	$680	$551
Gold
Production (ounces)	18,818	26,120	45,736	94,233
Sales (ounces)	17,333	26,400	46,348	108,861
Feed grade (g/t)	6.61	9.74	6.80	11.56
Recovery rate (%)	95.4	95.2	93.6	94.6
Silver
Production (ounces)	1,679,342	1,388,220	3,784,853	4,737,960
Sales (ounces)	1,450,585	1,337,707	3,767,560	5,071,948
Feed grade (g/t)	600.03	522.61	560.34	586.91
Recovery rate (%)	93.7	94.3	94.0	94.6
Financial (millions of US Dollars)
Revenue	$69.8	$64.8	$160.1	$231.1
Cost of sales excluding DDA	(30.8)	(31.2)	(81.9)	(116.7)
Gross margin excluding DDA	$39.0	$33.6	$78.2	$114.4
DDA	(27.7)	(27.3)	(60.7)	(92.2)
Temporary suspension, standby and other incremental COVID-19 costs	(4.1)	—	(14.5)	—
Mine operating earnings	$7.2	$6.3	$3.0	$22.2
Capital expenditures (millions of US Dollars)
Sustaining and other	$9.2	$5.9	$20.5	$11.7
Expansionary	$2.1	$0.1	$2.4	$1.1
Exploration	$4.0	$5.1	$9.1	$12.3
(i)A cautionary note regarding non-GAAP performance measures is included in Section 11: Non-GAAP Performance Measures.

The Cerro Moro mine and processing plant were operating at full capacity as of September 30, 2020, after a longer ramp-up of operations following a temporary suspension of operations due to COVID-19, and in association with inter-provincial travel restrictions which impacted worker availability for those travelling from out of province. Following the ramp-up, Cerro Moro's plant has now returned to its optimized 1,000-1,150 tpd throughput which is expected to be maintained going forward.
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Silver dominated the quarter for Cerro Moro, resulting from strong silver feed grades and recoveries. Overall, third quarter GEO production was lower than plan partially as a result of the longer ramp-up and lower gold grades, not fully offset by higher silver grades. The transition to more mill feed coming from underground ore, at higher grades than the open pit ore, continued in the quarter and will continue in the fourth quarter with most of the ore to plant coming from the Escondida Far West, Zoe, Escondida Central and Escondida West underground mines. With grade and production anticipated to increase substantially, costs are also expected to decrease, thereby bringing Cerro Moro's costs more in line with the Company's average. With linear development improvements, mine flexibility will also increase and create operational efficiencies.
Cerro Moro resumed operations in early April, following the Argentine Government declaring mining an essential service; however, provincial restrictions over interprovincial travel temporarily extended the length of the operational ramp-up, which was substantially completed during the third quarter. While the restrictions extended the ramp-up period, they have also resulted in potential long-term improvements to the operation relating to efficiencies, as the mine continued to operate with a significantly reduced workforce during the quarter. Despite travel restrictions limiting its regular work force during the third quarter, the mine achieved 97% of its target mill throughput rate, and had mining rates and primary development rates in line with workforce availability. During the ramp-up period, Cerro Moro implemented a series of further initiatives to improve efficiency and production, including optimizing mine sequencing, improvements to drill and blast processes, and a review of mine design aimed to lower costs and accelerate development of high grade zones. While the impacts due to the government restrictions were temporary in nature, the benefits from improvements to operational efficiencies are expected to be long-term.

Unitary costs during the period were impacted by the workforce restrictions which reduced production and increased the fixed costs per GEO produced and sold. Unitary costs are not directly comparable to the same period in 2019 due to the comparative period's higher production.

Exploration during the third quarter at Cerro Moro continued to be impacted by continued COVID-19 labour and travel restrictions; however, the quarter saw the continued gradual ramp up of activities as COVID-19 restrictions are partially lifted. During the quarter, 12,200 metres of drilling was completed in 66 drill holes compared to 2,608 metres in 14 drill holes completed in the previous quarter. During the quarter, assay turnaround times were slower than typical due to COVID-19 and impacted the ability of exploration to respond to results. The pandemic-related delays and lack of available drill results makes planning and the determination of where drilling should extend to next considerably more challenging and has delayed drilling efforts. An onsite sample preparation lab is now functioning and will assist in reducing the backlog which is expected to improve during the fourth quarter. Drilling during the third quarter used four active rigs split between infill and exploration, with 6,511 metres in 34 infill holes and 5,694 metres in 32 exploration holes completed. Infill drilling was conducted at the Zoe, Martina, Gabriela, Naty, Nini, and Escondida Far West targets.

Exploration drilling in the third quarter targeted the Escondida-Zoe structural corridor, with both infill drilling and testing new exploration targets based on new interpretations of the plunge of the mineralized envelope, as well as a number of targets in the core mine and district, including Michelle North, Bella Vista, Angostina, Lucia and the newly discovered Roger zone at Naty. Drilling down plunge at Zoe intersected visually positive results and initial encouraging results at Michelle and Roger indicate potential for additional resources in these sectors. Roger is a recently identified northwest striking splay of the Naty vein with two new positive drill intercepts. True widths are not estimated at this time but ongoing drilling will test the geometry and strike length of the structure for possible resource addition. Surface work has identified a new target, the Selene vein, in the northern part of the claim area. This new target has some promising surface samples and has been traced for over 11,000 metres on surface and is a drill ready target for the fourth quarter. The Selene vein has a significantly longer strike length than any other target identified on the property to date and is more typical of some other veins in the Deseado Massif low sulphidation vein district. Sections of the vein have reported surface assays with between 1 g/t and 15 g/t of gold from selected grab and chip samples, providing drill ready targets expected to be drilled in the fourth quarter. The exploration drilling program will be expanded during the fourth quarter as infill drilling is completed and a fifth drill rig has since been added.

The metallurgical PQ core drill program was completed at Michele, Michele Ext, Carlita and Tres Lomas and samples have been sent to Bureau Vertias for column leach tests as part of an ongoing evaluation of near-surface oxide and low-sulfide material potentially suitable for low cost open pit extraction and processing.

GoldSpot Discoveries is progressing on a machine learning evaluation of the exploration database from the extensive Cerro Moro property the results of which are currently being integrated into the Cerro Moro exploration group’s ongoing exploration program. The results of the GoldSpot work are expected to provide additional exploration targets and help drive an aggressive drill program in the fourth quarter through the first half of 2021.
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EL PEÑÓN, CHILE

El Peñón is a gold-silver mine located approximately 160 kilometres southeast of Antofagasta in northern Chile.

	For the three months ended September 30,		For the nine months ended September 30,
Key Performance Information	2020	2019	2020	2019
Operating
Ore mined (tonnes)	277,939	251,800	796,790	694,938
Ore processed (tonnes)	312,650	318,622	909,732	941,153
GEO
Production	56,454	55,428	161,220	145,568
Sales	60,522	56,974	163,929	147,679
Total cost of sales per GEO sold	$963	$1,134	$967	$1,273
Cash costs per GEO sold (i)	$665	$690	$645	$797
AISC per GEO sold (i)	$906	$977	$889	$1,101
DDA per GEO sold	$298	$443	$321	$475
Gold
Production (ounces)	39,322	42,713	117,312	111,385
Sales (ounces)	41,550	44,093	118,804	112,641
Feed grade (g/t)	4.15	4.46	4.28	3.93
Recovery rate (%)	93.4	94.0	93.7	93.7
Silver
Production (ounces)	1,360,999	1,095,935	3,994,147	2,934,329
Sales (ounces)	1,456,763	1,099,868	4,051,359	3,001,931
Feed grade (g/t)	151.77	123.58	157.16	112.28
Recovery rate (%)	86.9	87.6	86.7	86.3
Financial (millions of US Dollars)
Revenue	$114.4	$84.2	$284.6	$202.8
Cost of sales excluding DDA	(40.3)	(39.3)	(105.8)	(117.7)
Gross margin excluding DDA	$74.1	$44.9	$178.8	$85.1
DDA	(18.1)	(25.3)	(52.7)	(70.2)
Temporary suspension, standby and other incremental COVID-19 costs	(2.3)	—	(5.0)	—
Mine operating earnings	$53.7	$19.6	$121.1	$14.9
Capital expenditures (millions of US Dollars)
Sustaining and other	$7.3	$8.5	$21.5	$23.2
Expansionary	$—	$0.3	$—	$0.5
Exploration	$4.8	$5.7	$11.2	$15.3
(i)A cautionary note regarding non-GAAP performance measures is included in Section 11: Non-GAAP Performance Measures.

El Peñón had a strong third quarter, with strong gold production, and silver production greatly exceeding plan and the comparative prior year period, primarily due to processing higher grade silver ore. The Company continued to mine high-grade areas, and the reduction in the gold feed grade compared to prior period is related to mine sequencing and the blending of ore with the low-grade stockpile. Higher gold grades are anticipated in the fourth quarter due to increased underground production and lower stockpile reclaim, as well as mining from higher gold grade sectors. Silver grade and production were higher than plan due to processing ore from the Al Este sector in the underground mine, which is a high grade silver area, however this higher silver grade was temporary as a result of mining sequence and is expected to normalize in the fourth quarter. Similar to the strategy previously undertaken at Jacobina, increasing mine development rates has greatly improved operational flexibility. In the fourth quarter of 2020, the Company expects that higher gold grades and tonnage will result in another strong quarter of production.

Third quarter unitary costs were better than plan and the comparative period, due to the positive impact of higher GEO production, and the benefit of cost savings initiatives during the period. With the ongoing focus to increase mine development rates, El Peñón has increased the number of available underground production zones and is expected to support the current level of mine production and feed grades going forward. Mine development is currently occurring at a rate that exceeds 3,000 metres per month, and unitary costs have been favourably impacted.

The El Peñón exploration program did not experience any significant setbacks due to COVID-19 restrictions and operated normally during the third quarter. Approximately 44,226 metres of drilling were completed at El Peñón, including 66 drill holes
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totaling 16,418 metres of infill drilling to convert inferred mineral resources to indicated mineral resources, 74 drill holes totaling 24,965 metres of exploratory drilling dedicated to defining new inferred mineral resources, and 2,843 metres in 11 scout drill holes testing new regional targets. Infill drilling during the quarter was completed in 12 areas of the mine, with promising results from the Colorada Sur, Pampa Campamento, Martillo Flat, La Paloma and El Valle sectors. Success in the quarter has largely been driven by testing deeper levels of known main veins as well as the discovery of Colorada Sur, believed to be an offset or step over of the main Colorada vein, a highly productive main vein. At Pampa Campamento, drilling down dip and to the south has extended mineralization 200 metres along strike with drill intercepts including drill hole UIP0009, 24.0 grams per tonne ("g/t") of gold and 234.0 g/t of silver over a horizontal width of 2.80 metres, previously reported in the September 8, 2020 press release 'Yamana Gold Provides Exploration Update'. This zone remains open to further expansion.

Exploration drilling of approximately 24,965 metres in 74 drill holes was completed during the third quarter, testing 17 sectors. Positive results from Colorada Sur and El Valle indicate good potential in these areas, which both remain open for discovery of additional resources. Drill highlights from these target areas include: drill hole SNX0973, 14.3 g/t of gold and 502 g/t of silver over a horizontal width of 1.0 metres at Colorada Sur, previously reported in the September 8, 2020 press release 'Yamana Gold Provides Exploration Update'. The Colorada Sur discovery, which is the southern extension of the highly productive La Colorada Vein system, one of the principal veins complexes at El Peñón, is expected to be significant. The recently defined mineralization remains open at depth, between ore shoots and towards the south.

District exploration continues to build on previous exploration targets with over 3000 soil and rock samples collected and approximately 2,843 metres of scout drilling in 11 holes completed. Most drilling results are pending, with encouraging initial results including geochemically anomalies grading up to 80.0 g/t of silver and 0.9 g/t of gold in individual core samples. Surface sampling continues to generate new gold and pathfinder soil and rock anomalies, providing good drill targets for follow-up this year and in 2021.

MINERA FLORIDA, CHILE

Minera Florida is an underground gold mine located south of Santiago in central Chile.

	For the three months ended September 30,		For the nine months ended September 30,
Key Performance Information	2020	2019	2020	2019
Operating
Ore mined (tonnes)	219,333	184,123	576,920	527,729
Ore processed (tonnes)	245,165	187,183	632,087	541,533
GEO (i)
Production	23,153	17,590	63,492	53,537
Sales	23,148	16,908	63,756	55,009
Feed grade (g/t)	3.20	3.03	3.37	3.32
Recovery rate (%)	91.9	91.9	92.6	92.1
Total cost of sales per GEO sold	$1,404	$1,677	$1,398	$1,413
Cash costs per GEO sold (ii)	$936	$1,069	$901	$924
AISC per GEO sold (ii)	$1,210	$1,485	$1,177	$1,323
DDA per GEO sold	$468	$609	$497	$489
Financial (millions of US Dollars)
Revenue	$44.2	$24.8	$110.6	$74.6
Cost of sales excluding DDA	(21.7)	(18.1)	(57.4)	(50.8)
Gross margin excluding DDA	$22.5	$6.7	$53.2	$23.8
DDA	(10.8)	(10.3)	(31.7)	(26.9)
Temporary suspension, standby and other incremental COVID-19 costs	(1.3)	—	(6.4)	—
Mine operating earnings (loss)	$10.4	$(3.6)	$15.1	$(3.1)
Capital expenditures (millions of US Dollars)
Sustaining and other	$2.9	$3.1	$8.2	$9.5
Expansionary	$4.2	$3.4	$10.8	$8.8
Exploration	$2.1	$2.1	$5.2	$7.1
(i)GEO information relates to gold.
(ii)A cautionary note regarding non-GAAP performance measures is included in Section 11: Non-GAAP Performance Measures.

Minera Florida had a strong third quarter, with production in line with plan, higher than the comparative prior year period and 30% higher than second quarter production. Positive results were primarily due to higher feed grade and increased tonnes processed, largely as a result of continuing improvements in productivity with contributions from the Pataguas and Don Leopoldo mining
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zones. Mine management has recently taken actions to improve mechanical availability, and the Company is now reactivating and optimizing formerly decommissioned ore passes, with two out of three now re-established. The final ore pass is scheduled for completion by the end of the year, and is expected to further reduce haulage distance and increase operational flexibility as a result of additional haulage routes. Throughput is expected to stay at this increased level going forward as a result of the 1,200-1,300 meters of monthly development, which is the highest the mine has maintained in over 2 years. This increased development rate and better block model predictability has provided increased mine flexibility, is expected to favourably impact future production and unitary costs.

Unitary costs were better than the comparative prior year period, due to higher production. In addition, the implementation of cost control initiatives over the past year have begun to positively impact unitary metrics.

Recent improvements made to the processing plant have demonstrated improvements to the recovery rate. Further studies suggest that with additional improvements to the leaching circuit, expected recovery rates could increase and reach up to 94%. Additionally, processing rates continue to benefit from mill optimization initiatives.

At Minera Florida, exploration activities continued to ramp up significantly in the third quarter as COVID-19 related restrictions decreased, with 14,952 metres of total drilling in 83 drill holes completed, representing approximately 78% of planned full-year infill and new resource drilling.

Approximately 7,507 metres of infill drilling was completed at eight targets, including Pedro Valencia, Fantasma, Juan Pablo, Maqui, Polvorín, Tribuna, Don Leopoldo and Patagua Norte, dedicated to converting inferred mineral resources to measured and indicated mineral resources. High-grade new intercepts were encountered at the intersection of the Patagua and Don Leopoldo veins and at the Polvorín vein. Exploration drilling included approximately 7,445 metres, completed in 37 drill holes testing eight targets, including Satélite PVS, Fantasma, Juan Pablo, Maqui, Polvorín, Tribuna, Don Leopoldo and Patagua Norte, dedicated to the discovery of new deposits or definition of new inferred mineral resources. Good results were returned from the La Flor and Polvorín Oeste veins, developing new targets at depth and to the north and south of the known zone, at Patagua, opening up a 250m corridor (Queseria block) east of the extent of development, and at the Don Leopoldo Sur vein. Growth in these new sectors of the mine including the Patagua-Don Leopoldo, Fantasma and new targets east and west of the central structural block, such as Bandolera and Veta La Flor, are considered significant as they expand resources in new areas of the mine increasing operational flexibility as well as mine life. Exploratory activity is being supported by important surface exploration work, which was reinitiated during the third quarter following a pause in field activities due to COVID related restrictions.

5.    CONSTRUCTION, DEVELOPMENT AND OTHER INITIATIVES

CONSTRUCTION, DEVELOPMENT AND ADVANCED STAGE PROJECTS

The Company has several construction, development and advanced stage projects underway. Notable progress relating to some of these key initiatives include, but are not limited to the following:

Jacobina, Brazil

The Phase 1 optimization project was completed in June. The project has exceeded expectations, with a higher than planned steady state of approximately 6,800 tpd achieved in both the second and third quarters. The Company has identified opportunities to further optimize the results and recoveries achieved in Phase 1 with a modest investment. Consequently, works commenced in the third quarter for the expansion of the gravity concentration circuit, with commissioning scheduled for mid-2021 and with an objective to optimize gold recovery at the higher throughput rate.

In addition to the incremental optimization of Phase 1, the Company is studying the increase in throughput to 8,500 tpd, referred to as the Phase 2 optimization. A pre-feasibility study for Phase 2 was completed in April with positive results. The throughput increase is expected to be achieved through the installation of an additional grinding line and incremental upgrades to the crushing and gravity circuits. If implemented, the Phase 2 expansion is expected to increase annual gold production to approximately 230,000 ounces per year, reduce costs, and generate significantly more cash flow and attractive returns.

The Company is currently working on the Phase 2 feasibility study, scheduled for completion in mid-2021. However, it is the Company's intention to optimize and stabilize the additional milling rate improvements that were originally included in Phase 1, which are now considered as incremental optimizations beyond Phase 1, before proceeding to Phase 2.

Separately, Jacobina is studying the installation of a backfill plant to allow up to 2,000 tpd of tailings to be deposited in underground voids. A concept study was completed in the second quarter, with preliminary results indicating that the project would improve the way in which the Company manages the environment and environmental impact, extend the life of the existing Tailings Storage Facility, and improve mining recovery, resulting in an increased conversion of mineral resources to mineral reserves. The current backfill system design includes a tailings classification plant, located close to the existing processing plant, and two backfill preparation plants at the Joao Belo and Morro do Vento mines. The Company is advancing the backfill project to a feasibility study, to be completed in early 2021.
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Considerable technical work which supports the viability of the Phase 2 expansion has already been completed, and the Company intends to advance the project following the requisite completion of its Feasibility Study required for the finalization of permitting, which is already underway. Capital costs for the Phase 2 expansion from the May 2020 pre-feasibility study are estimated at $57 million, based on an assumed BRL:USD rate of 4.0. The BRL:USD foreign exchange rates are currently higher than 5.5, and consequently, the Company anticipates that the weaker rates will provide capital cost and operating cost benefits.

Canadian Malartic (50% interest), Canada

The successful ramp-up of the deposit resulted in Barnat declaring commercial production on September 30, 2020. Barnat deposit revenues and costs of production will cease to be capitalized effective October 1, 2020. In addition, DDA associated with the Barnat deposit's capitalized costs will commence effective October 1, 2020. During the third quarter of 2020, Barnat produced 13,305 ounces of pre-commercial production gold on a 50% basis and meaningful contributions are expected to begin in the fourth quarter. On a 50% basis, a total of $7.2 million of expansionary capital expenditures was spent during the third quarter on the Barnat Extension Project. The remaining extension work in 2020 is focused on overburden stripping and topographic excavation continuing according to plan.

The Partnership continues to advance and evaluate several deposits and prospective exploration areas to the east of the Canadian Malartic open pit, including the new mineralized zone discovery of East Gouldie as well as the Odyssey, East Malartic, Sladen, Sheehan, and Rand zones. These discoveries have the potential to provide new, mostly underground sources of mineralization for the Canadian Malartic mill which would extend mine life.

The Company continues to advance studies related to the underground project at Canadian Malartic, and the main focus of exploration during the third quarter was to provide support for an aggressive infill drill program at East Gouldie, where twelve diamond drill rigs completed 38,000 metres, designed to expand the mineral resource envelope with a 150 metre drill spacing. These twelve drill rigs are employed to define and expand underground mineral resources, with a target to complete 112,000 metres of definition drilling by year end. The drilling has established 44 new pierce points in a mineralized body 1,400 metres long and that extends from 700 metres below surface to 1,900 metres below surface. The pierce points include multiple stacked intercepts in two closely spaced parallel zones, East Gouldie North and South. A thirteenth drill rig is completing a vertical geotechnical drill hole in the area of a proposed shaft to access the mineralized zone. The Company and its partner have started the construction of surface infrastructure and an exploration ramp into Odyssey and East Malartic, with the purpose of eventually mining their respective upper zones and providing further exploration access to allow drilling in tighter spacing to continue studies to a greater detail. The new ramp will also provide the ability to carry out bulk sampling of up to 40,000 tonnes of ore. With governmental approval already in hand, construction of surface infrastructure and the portal in preparation for development of the ramp started in August of 2020, with a budget of C$6.0 million for 2020 on a 50% basis. The objective is to commence development of the ramp in the fourth quarter, which is anticipated to take approximately two years to complete. Exploration on the consolidated land package during the quarter resulted in an expansion of a mineralized zone in the East Amphi mine area, with some positive step out drilling on the Nessie zone, including the discovery of a deep zone subparallel to Nessie. Shallow drilling on the northern part of the Rand property has also indicated a new mineralized area located in sedimentary rocks north of the Piche Group. This area will see further exploration in the fourth quarter.

Agua Rica, Argentina

Agua Rica is a large-scale copper, gold, silver and molybdenum deposit located in the province of Catamarca, Argentina, 25 kilometres north of the town of Andalgalá. The project has proven and probable mineral reserves of 11.8 billion pounds of copper and 7.4 million ounces of gold contained in 1.1 billion tonnes of ore. Mineral resources include 259.9 million tonnes of measured and indicated mineral resources, containing more than 1.6 billion pounds of copper and 954,000 ounces of gold. Additionally, inferred mineral resources of 742.9 million tonnes represent significant upside potential to further define an increase mineral reserves and life of mine.

On March 7, 2019, the Company announced that it had entered into an integration agreement with Glencore International AG and Newmont Corporation. Pursuant to the integration agreement, the Agua Rica project would be developed and operated using the existing infrastructure and facilities of Alumbrera in the Catamarca Province of Argentina. The Company would own 56.25% of the integrated project.

The integration is expected to be completed in the fourth quarter, after which the Integrated Project would be formally managed as a combined operation. In addition to the considerable infrastructure, tailings system and processing plant available, there is also significant cash in the treasury at Alumbrera.

Under the agreement, Yamana maintains its controlling ownership interest in the Integrated Project at 56.25%, while Glencore would retain its 25.00% interest and Newmont would retain its 18.75% interest.

The Parties believe the integration of the Agua Rica project and the Alumbrera mine has significant merit. Given the proximity of the extensive mineral resource of Agua Rica with the existing infrastructure of Alumbrera, this provides the potential to realize significant synergies by taking full advantage of existing infrastructure associated with the Alumbrera mine for the development
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and operation of Agua Rica. This approach will create a unique high-quality and low-risk brownfield project, with an optimized environmental footprint, that will bring significant value to shareholders, local communities and stakeholders. Agua Rica hosts a large scale, long life copper mineral resource with associated gold, silver, and molybdenum while the Alumbrera infrastructure is of significant scale and configuration that is ideally suited for the integration plan.

The Parties established a Technical Committee to direct the advancement of the Integrated Project. The Committee oversaw the completion of a PFS, and the Company announced the positive PFS results on July 19, 2019, underscoring Agua Rica as a long life, low-cost project with robust economics and opportunities to realize further value, including converting economic-grade inferred mineral resources and expanding throughput scenarios aimed to increase metal production and returns, among other opportunities.

The PFS highlights are:

•Proven and probable copper mineral reserves increased from year-end 2018 by 21% to 11.8 billion pounds and gold mineral reserves increased by 13% to 7.4 million ounces
•Initial long mine life of 28 years
•Annual production for the first 10 full years increased to 533 million pounds of copper equivalent(i) production
•Cash costs decreased to $1.29 per pound and AISC decreased to $1.52 per pound for the first ten years of production
•NPV increased to $1.935 billion and an increased IRR of 19.7%(ii)

(i)Copper equivalent metal includes copper with gold, molybdenum, and silver converted to copper-equivalent metal based on the following metal price assumptions: $6,614 per tonne of copper, $1,250 per ounce for gold, $24,250 per tonne for molybdenum, and $18.00 per ounce for silver.
(ii)Assuming metal prices of $3.00 per pound of copper, $1,300 per ounce of gold price, $18.00 per ounce of silver, $11.00 per pound of molybdenum and using an 8% discount rate.

The PFS for the Integrated Project considers the Agua Rica deposit mined via a conventional high tonnage truck and shovel open pit operation. Average life of mine material moved is expected to be approximately 108 million tonnes per year, with ore feed of 40 million tonnes per year and average life of mine strip ratio of 1.66.

Ore extracted from the mine will be transported from the open pit by truck to the primary crusher area and then transported via a conventional conveyor to the existing Alumbrera processing plant. To route the overland conveyor system, approximately 5.2 kilometres of tunnel development will be required. The conveyor will extend 35 kilometres to the Alumbrera process plant, where it will feed the existing stacker conveyor via a new transfer station.

Relatively modest modifications to the circuit are needed to process the Agua Rica ore in order to produce copper and by-products concentrate, which will then be transported to the port for commercialization. An in-situ blending strategy has been defined to manage the concentrate quality over certain years of the mine life, which will allow the project to achieve the desired targets. Further optimizations to this strategy will be studied in the next design phase.

This PFS provides the framework for the preparation and submission of a new Environmental Impact Assessment (“EIA”) to the authorities of the Catamarca Province and for the continued engagement with local stakeholders and communities. The Companies began the EIA process in 2019, given the level of significant detail in the PFS.

The Technical Committee advanced optimization studies in late 2019 and early 2020, and is now advancing a full Feasibility Study on the Integrated Project, with updated mineral reserve, production and project cost estimates. It has also obtained an Exploration Permit from the local authorities in order to conduct field work for the Feasibility Study and collect additional information for the Integrated Project EIA. COVID-19 has introduced uncertainty into the timeline relating to the completion of the Feasibility Study, mainly due to environmental permit approvals and field work, although as the permit process is well advanced, work preparation has begun in anticipation of receiving necessary authorizations in normal course. The results of the Feasibility Study are expected during 2021.

The most recent technical studies have confirmed that the processing facility at Alumbrera is capable of processing up to 44.0 million tonnes per year, with minor additional capital expenditures, which represents a significant upside to the PFS results. Further tests and studies are scheduled for the Feasibility Study stage in order to confirm and optimize the concentrate transportation capacity of the pipeline and the mining plan to support higher throughput. In addition, upside opportunities have already been identified by re-sequencing low grade stockpile, and are expected to provide significant further value for the integrated project. The estimated expenses for the Company to advance the project through the Feasibility Study and EIA are in the range of $20.0 million to $25.0 million for the next 3 years, representing a manageable and modest investment in relation to the value creation of advancing the Integrate Project to the next phases of development.

After a strategic review, the Company has concluded that Agua Rica represents an excellent development and growth project which the Company intends to continue to advance through the development process through the Company's controlling interest in the project.

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OTHER INITIATIVES - STRATEGIC, OPTIMIZATION AND MONETIZATION

A number of projects are underway with a goal of surfacing value from non-producing assets. Notable progress relating to some of these initiatives include, but are not limited to the following:

Leagold-Equinox Merger and Subsequent Partial Disposal

On December 16, 2019, Leagold and Equinox jointly announced that the companies had entered into a definitive agreement to combine in an at-market merger. On March 10, 2020, the companies announced that the merger had been completed. The combined company continues as Equinox Gold under the ticker symbol “EQX” on both the Toronto Stock Exchange and the New York Stock Exchange.

Immediately prior to the completion of the merger, Yamana owned 20.4% of the outstanding common shares of Leagold. Pursuant to the transaction, Leagold shareholders received 0.331 of an Equinox share for each Leagold share held. This resulted in Yamana owning approximately 9% of the combined company.

Yamana concluded that, as a result of its reduced shareholding, it no longer had significant influence over the investee, and therefore, discontinued accounting for the investment using the equity method from the date of the completion of the merger. Yamana recorded a gain on discontinuation of the equity method of $21.3 million, which is included in other operating income (expenses) for the three months ended March 31, 2020. The investment in Equinox is accounted for as a financial asset at fair value through other comprehensive income.

On April 15, 2020 the Company sold 12,000,000 Units of Equinox at a price of C$10.00 per Unit to qualified purchasers, for gross proceeds of C$120.0 million. Each Unit consists of one common share of Equinox owned by the Company and one-half of a common share purchase warrant. Each full warrant entitles the holder thereof to acquire one additional common share of Equinox owned by the Company at an exercise price of C$13.50 for a term of 9 months from the date of issue. In the event all warrants are exercised, the total gross proceeds to the Company would be C$201.0 million. The Company closed the first phase of the transaction on April 15, 2020 and received proceeds of C$120.0 million. The disposition of the 12,000,000 shares resulted in a 5.56% decrease in Yamana’s shareholding in Equinox, on a non-diluted basis. Following the disposition of 1,200,000 Equinox shares during the third quarter for proceeds of approximately C$20.5 million, Yamana now holds 6,000,000 Equinox Shares, representing approximately 2.5% of the issued and outstanding Equinox Shares, on a non-diluted basis.

Sale of Royalty Portfolio Assets

On May 27, 2020, the Company announced the completion of the sale of its portfolio of royalty interests and the contingent payment to be received upon declaration of commercial production at the Deep Carbonates Project (“DCP”) at the Gualcamayo gold mine (together, the “Royalty Portfolio”) to Nomad Royalty Company Ltd. (formerly, Guerrero Ventures Inc.) (“Nomad”) for total consideration of $64.2 million (the "transaction").

The assets in the Royalty Portfolio sold in the transaction:

•A 1% net smelter return royalty (“NSR”) on gold production and 2% NSR on base metals from the Riacho dos Machados (“RDM”) gold mine operating in Minas Gerais, Brazil;
•A 2% NSR on oxide gold production from the Gualcamayo gold mine operating in San Juan, Argentina, once the operation produces approximately 275,000 ounces from January 1, 2020;
•A 1.5% NSR on production from the DCP at the Gualcamayo gold mine;
•A $30.0 million cash payment receivable upon declaration of commercial production at the DCP; and
•A 2% NSR on production from the Suruca project in Goiás, Brazil.

The fair value of the consideration at closing of the transaction was as follows:

•$10.0 million in cash;
•$10.8 million, being the fair value of the $10.0 million deferred cash payment. The deferred cash payment was measured at fair value due to the convertible nature of the financial instrument (detailed below); and
•$43.4 million in Nomad common shares at a price of C$0.90 per share with a lock-up period of six months from the transaction date.

Prior to closing of the transaction, Nomad elected to pay $10.0 million of the cash consideration through a deferred cash payment (the “Deferred Cash Payment”). Under this election, Yamana will receive interest at 3% calculated and payable on a quarterly basis, and the Deferred Cash Payment may be converted at any time, in whole or in part, by the holder into shares of Nomad at C$0.90 per share. The Deferred Cash Payment is due for payment in full at the end of two years. However, Nomad may pay the Deferred Cash Payment in full at the end of one year, subject to an additional payment by Nomad equal to 5% of the Deferred Cash Payment, and the right of Yamana to convert the Deferred Cash Payment into shares of Nomad at a price of C$0.90 per share. The instrument creating the Deferred Cash Payment can be transferred to a third party at any time.

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In conjunction with the acquisition of Yamana’s Royalty Portfolio, Nomad acquired a portfolio of precious metals royalty, stream and gold loan assets from funds related to Orion Resource Partners (USA) LP (collectively, “Orion”) for total consideration of $268.0 million. Nomad satisfied the purchase price payable to Orion by issuing $268.0 million in common shares of Nomad at a price of C$0.90 per share, with a lock-up period of 12 months.

Following the completion of the sale, Orion and Yamana held approximately 77% and 13% of the outstanding shares of Nomad, respectively. As Yamana will be represented on Nomad's board of directors, the Company concluded that it has significant influence over Nomad, and the share position has been accounted for as an investment in associate using the equity method.

As at September 30, 2020, the implied fair value of the consideration received in the transaction totalled $102.6 million, assuming the debt was converted as at that date into Nomad shares as per the terms of the arrangement. This increase in value has been driven by the appreciation of the Nomad share price from C$0.90 to C$1.53.

Suyai, Argentina

On April 28, 2020, the Company announced it entered into a definitive option agreement pursuant to which it granted CAM, a privately held portfolio management and capital markets company based in Argentina, owned by Messrs. Eduardo Elsztain and Saul Zang, the right to acquire up to a maximum 40% interest in a joint venture formed to hold the Suyai Project. CAM's portfolio includes the biggest real estate company in the country, NASDAQ-listed international agricultural companies, along with banking and mining investments. CAM has successfully led the development of significant construction projects across the country.

An initial amount of $2.0 million was received by the Company to secure the option. CAM will assume responsibility for all ESG matters, including leading the permitting efforts aimed to advance the project through its different stages of development. As noted, CAM has the right to earn a maximum 40% interest in the resulting joint venture formed to hold the Suyai Project by fulfilling certain obligations and achieving certain milestones, mostly relating to ESG matters, and by paying $31.6 million in various installments in addition to the proportionate expenses, on or before December 31, 2024. The Company believes there is considerable value, far in excess of cash value, in fulfilling the obligations and achieving the milestones relating to ESG matters which would advance the Suyai project. Through certain of its holding companies, Yamana would hold the remaining 60% of the joint venture.

In the event the project receives approval to proceed, Yamana would oversee its development, applying best industry practices and its experience in project development and operations in southern Argentina. Development of the project would occur under the oversight of a board of directors of the holding company that owns the project with CAM nominating two out of five directors. Yamana would nominate the other directors. The joint venture would entitle each party to its proportion of gold production from the project.

The Company previously completed studies that in addition to redesigning Suyai as a small scale high-grade underground project, evaluated different options for ore processing, which provided favourable project economics.

The preferred option calls for the construction of a processing facility for on-site production of gold and silver contained in a high-grade flotation concentrate, which would be transported by land and by sea to one or more gold smelters world-wide. As only a flotation concentrate would be produced at Suyai, no cyanide or other deleterious chemicals would be used at site. Gold production is expected to reach up to 250,000 ounces annually for an initial eight years.

Agua de la Falda, Chile

The Company continues to pursue development and strategic initiatives for the 57.7% held Agua de la Falda joint venture with Codelco, located in northern Chile, near El Salvador in the Atacama region. While the historical Jeronimo Feasibility Study focused on maximizing gold production from the sulphide deposits, the Company completed the study of a low capital starter-project based on the remaining oxide inventory in heap leach pads and open pits with positive results and quick payback. The Company is also evaluating exploration plans with its partner on the highly prospective claims surrounding the mine, where early-stage targets for both gold and copper mineralization have been identified. Re-logging of historical holes and exploratory drilling support the potential to extend the gold oxide mineralization, as well as the potential for copper/gold deposits within the joint venture claims. Agua de la Falda has processing capacity and infrastructure already installed, and it is in the vicinity of the El Salvador Division of Codelco.

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6.    EXPLORATION

Exploration on the most prospective properties is a key to unlocking and creating value for shareholders. The Company has built significant land positions including projects that are at different stages of advancement in prospective mineral districts in all countries where it has producing assets, and it is pursuing advancing this portfolio of exploration projects in these countries. This effort allows for the rapid advancement of the highest value projects, while at the same time moving the most promising early-stage properties up the exploration pipeline. The following are key elements and objectives of the generative exploration program:

•Target the Company’s most advanced exploration projects while retaining the flexibility to prioritize other projects in the portfolio as and when merited by drill results.
•Add new inferred mineral resources of at least 1.5 million ounces of gold equivalent within the next three years to move at least one project towards a preliminary economic assessment.
•On a longer term basis, advance at least one project to a mineral inventory that is large enough to support a mine plan demonstrating positive economics with annual gold production of approximately 150,000 ounces for at least eight years.
•Advance both gold-only and copper-gold projects and, in the latter case, consider joint venture agreements aimed at increasing mineral resource and advancing the project to development while Yamana maintains an economic interest in the project.
•Evaluate the acquisition or investment on prospective exploration opportunities companies that align with Yamana’s objectives for capital allocation and financial results, jurisdiction quality, geology and operational expertise.

The generative exploration program is first focusing on the most advanced projects in Yamana’s portfolio while continuing drilling activity at a number of the Company’s highly prospective earlier stage projects. These project stages are categorized and defined as follows:

•Tier One - Projects with well-defined gold mineral resources and opportunities to grow to a potentially economic threshold in the next three years.
•Tier Two    - Projects that have achieved significant drill intercepts and whose geology along with other factors support rapid resource growth.
•Tier Three - Highly prospective projects with known mineralization defined with rock and soil geochemistry that warrant future drill testing.

The Company is confident that its exploration pipeline includes projects that can meet its shorter-term objective of at least one project achieving 1.5 million ounces of gold in the inferred mineral resource category within three years as well as its longer-term objective of building at least one gold mineral resource that can support a mine with annual production of approximately 150,000 ounces per year for at least eight years.

The Company is focusing its exploration activities in part on the large land positions held within the Company, including projects that are at different stages of advancement in prospective mineral districts in all countries where it has producing assets and can leverage its technical and operational expertise, and it is pursuing advancing this portfolio through exploration projects in these countries. This effort will allow for the rapid advancement of the highest value projects, while at the same time moving the most promising early-stage properties up the exploration pipeline. In the current high market valuation environment of high-profile gold exploration projects, the Company feels it is timely and prudent to advance its in-house exploration assets.

As a complement to the advancement of the internal exploration opportunities, the Company will consider the acquisition of earlier stage development assets or companies that align with Yamana's objectives for capital allocation and financial results, jurisdiction, geology and operational expertise. Such opportunities should be funded through internal resources, meet minimum return levels that well exceed cost of capital and would meet the Company's minimum requirements to achieve mineral reserve and mineral resource inventories, mine life and per year production rate. Furthermore, preference would be given to geological and operational characteristics where the Company has an identified expertise and excellent opportunities for value enhancement. Such opportunities would also extend an existing regional presence or lead to that longer-term objective. Although the Company has an established portfolio of early-to-later-stage organic growth projects, the Company also considers it prudent to consider opportunities to extend regional presences in quality jurisdictions that offer geological and operational synergies and similarities to its current portfolio of assets.

Exploration Expenditures
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For exploration updates relating to operating mines during the quarter, refer to Section 4: Operating Segments Performance. The following is a summary of the exploration and evaluation expenditures for the current and comparative periods:

	For the three months ended September 30,		For the nine months ended September 30,
(In millions of US Dollars)	2020	2019	2020	2019
Exploration and evaluation capitalized (i)	$13.7	$17.8	$36.7	$46.3
Exploration and evaluation expensed (ii)	3.6	1.8	9.1	7.0
Total exploration and evaluation expenditures	$17.3	$19.6	$45.8	$53.3
(i)Capitalized exploration and evaluation costs are reflected in property, plant and equipment in the Consolidated Balance Sheets. Details by mine can be found in the Capital Expenditures table in Section 1: Highlights and Relevant Updates.
(ii)Expensed exploration and evaluation costs are reported in the Consolidated Statements of Operations for the respective period.

During the third quarter, exploration drilling and related field activities ramped up gradually in most jurisdictions, as COVID-19 restrictions decreased. Drilling activities continued in Brazil at Ivolandia to test the near surface oxide targets, and additional work was performed at Lavra Velha, Jacobina Norte and Borborema, as described in more detail below. Exploration in Chile was limited due to travel restrictions but drilling is planned to restart early in the fourth quarter.

A full generative exploration update will follow in the fourth quarter.

Monument Bay, Canada

The Monument Bay deposit is hosted in the Stull Lake Greenstone Belt, comprising three volcanic-sedimentary assemblages ranging in age from 2.85 to 2.71 billion years. Gold mineralization occurs along the steeply north-dipping, regional-scale Twin Lakes Shear Zone and the lesser-explored, adjacent AZ Shear Zone.

The focus of the current exploration program is the advancement of the Twin Lakes resource. Beyond the Twin Lakes deposit, the large Monument Bay land package is largely under-explored. A smaller but important component of the current exploration plan at Monument Bay is the continued evaluation and advancement of secondary targets on the property.

Exploration at Monument Bay during the third quarter continued to advance the evaluation and definition of high-grade ore shoots at depth at the Twin Lakes resources as part of an assessment considering the project as an underground mine. Approaching the Twin Lakes deposit as a potential underground project is an economically attractive alternative to the open pit scenario with lower capital (due to the higher investment required to develop a large tonnage, low grade, open pit mine), reduced environmental footprint, and clear upside exploration potential. The current drill program is designed to test the depth extent of several well-defined high-grade zones along a four kilometre strike length of the deposit. Shallow diamond drilling during the first half of 2020 confirmed the continuation and orientation of higher-grade mineralization and provided targets for follow up drilling at depth. Although startup of the 2020 summer field activity at Monument Bay was impacted by COVID-19 travel restrictions, the drilling program testing the depth extension of high-grade shoots at Twin Lakes is ongoing with one drill hole completed, and although assays are pending, there are visually positive results. A second hole is in progress. A total of 641 metres were drilled in the quarter and results are expected in November. An update on Yamana's generative exploration projects is expected in the fourth quarter.

Domain, Canada

The Domain project is located near Oxford Lake in northeast Manitoba, comprising a 20,000-hectare property that is 100%-controlled by the Company. Interpretation of regional airborne magnetics together with government geological survey till geochemistry support a highly prospective environment for folded iron formation hosted gold. The Company's property surrounds three claims totaling 576 hectares that are under a joint venture agreement with New Dimension Resources, which holds a 29.6% interest. The joint venture claims cover an area of historic drilling with significant gold intercepts hosted by iron formation that includes intervals reported by Rolling Rock Resources in 2008 and New Dimension Resources in 2017.

The Company recently signed an exploration agreement with the Bunibonibee Cree Nation (“BCN”) that provides a framework for a cooperative, mutually respectful agreement supporting the advancement of exploration within the Traditional Territory of the BCN while providing employment and business opportunities to the BCN. Planning is underway to guide the consultation process for an initial field program in the fourth quarter and an aggressive exploration effort in 2021. An update on Yamana's generative exploration projects is expected in the fourth quarter.

Lavra Velha, Brazil

Lavra Velha is a near surface advanced Tier 1 exploration project located in the Lavra Velha district in Brazil’s Bahia state. Surface work and drilling has defined significant gold mineralization, building on the 2013 inferred mineral resource of 3.93 million tonnes at 4.29 grams per tonne (“g/t”) for 543,000 ounces of gold. The defined Lavra Velha deposit consists of shallowly
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dipping near surface mineralization that may be amenable to low capital intensity open pit mining and heap leaching. Metallurgical studies are ongoing. Exploration has defined numerous additional gold anomalies in soil and rock which will be drill tested as part of the program. There are significant drill targets on the 55,000-hectare property, and Lavra Velha represents one of the most immediate, shorter-term opportunities to achieve the Company’s stated exploration goals given the mineral resource to date and drilling following the initial mineral resource estimate. Further, Lavra Velha is highly prospective to meet the Company’s long-term objectives, as it is a shallow, flat-dipping orebody, making it ideal for open pit mining with a low strip ratio, and oxide mineralization, with potential to be processed as a heap leach operation. Therefore, the project has potential as a low capital cost, low operating cost operation.

In the third quarter, the near surface resource expansion and exploration program continued at Lavra Velha. Drilling in 2020 in both zones has returned positive results, including a number of intercepts that are expected to add to near surface, oxide resources. Both resource and exploratory drilling will continue in the fourth quarter. An update on Yamana's generative exploration projects is expected in the fourth quarter.

Jacobina Norte, Brazil

The Jacobina Norte project, located in Brazil’s Bahia state just nine kilometres north of the Jacobina mine, is one of Yamana’s most promising, wholly-owned advancing exploration projects. The Company controls 78,000 hectares that cover over 150 kilometres of strike extent of the Serra do Corrego Formation, which hosts paleoplacer gold mineralization at the Jacobina mine. Surface exploration along strike has defined mineralization at Jacobina Norte where surface sampling and historic shallow drilling of mineralized reefs along a 15-kilometre trend have defined significant gold grades.

Historic drill results in a restricted part of the Jacobina Norte area reported four intercepts with grades and widths that indicate a strong exploration target. Once a mineral resource is identified for Jacobina Norte, the Company will evaluate if the area is best developed as a standalone mine or as a source of additional mine feed to the existing Jacobina plant. The southernmost section of Jacobina Norte (the Serra Branca target) is located just nine kilometres north of Canavieiras Norte within the existing Jacobina mine infrastructure.

The experience at the Jacobina mine leads the Company to conclude that there is a strong possibility over the next decade of a second Jacobina-type mine along the concession owned by Yamana near the current Jacobina mine. Further, the concessions extend well beyond the Jacobina mine and Jacobina Norte, which creates excellent opportunities for further prospects.

Surface work in 2020 has defined a 4.3 km trend at Barrocão Velho, a high priority target with surface workings and exposures of mineralized reefs with very limited drilling tests. Exploratory drilling on this target was initiated late in the third quarter and will continue to year end on this high priority area. Further surface exploration is underway and is expected to generate further drill targets along the 70 kilometre extent of the northern trend. An update on Yamana's generative exploration projects is expected in the fourth quarter.

Borborema, Brazil

The Borborema project is a 25,000-hectare land package in the Borborema district in Brazil’s Pernambuco state. The project is located in a Proterozoic magmatic arc environment that is similar to the belt hosting the Chapada mine, a large copper-gold mine developed by Yamana, put into production in 2007 and disposed of in 2019.

Originally explored for narrow high-grade gold veins, exploration also identified strong copper–gold anomalies in both rocks and soils. Initial drill testing of the São Francisco target in 2019 generated near to surface, very high grade copper intercepts from massive sulphide mineralization. Notable drill intercepts, previously reported in the February 20, 2020 press release 'Yamana Gold Provides Update on Its Generative Exploration Program', with greater than 5% copper include: 3.7 metres at 0.6 g/t of gold and 7.1% copper (12.3 g/t gold equivalent)1 (starting at 90 metres down hole); 3.0 metres at 0.4 g/t of gold and 7.2% copper (12.3 g/t gold equivalent) (starting at 44.2 metres down hole); and 7.5 metres at 0.4 g/t of gold and 6.4% copper (10.9 g/t gold equivalent) (starting at 70.4 metres down hole). True widths are not interpreted at this time.

Covid-19 related delays limited exploration in early 2020 but exploration drilling was restarted in mid-August. Drilling in the third quarter has extended the core massive sulphide zone to the east with 800 metres of strike now defined by drilling and surface exposure. Notable new intercepts include: 3.4 metres at 0.36 g/t of gold and 3.8% copper (6.6 g/t gold equivalent) (starting at 80 metres down hole) and 1.7 metres at 0.5 g/t of gold and 5.50% copper (9.6 g/t gold equivalent) (starting at 116.4 metres down hole). True widths are not interpreted at this time. Exploration will expand on the known intercepts and drill test other copper-gold soil anomalies to better define the size and nature of the asset. While the Company will continue to advance Borborema, the project is primarily a high-grade copper deposit with some gold. As such, Borborema represents an excellent opportunity for a joint venture pursuant to which Yamana would continue to benefit and create value while it maintains its focus on its precious metals opportunities. Several other well-defined copper gold soil and rock anomalies including Agnicos and São Francisco Northwest will be drill tested in the fourth quarter. An update on Yamana's generative exploration projects is expected in fourth quarter.
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7.    FINANCIAL CONDITION AND LIQUIDITY

BALANCE SHEET REVIEW

As at, (In millions of US Dollars)	September 30, 2020	December 31, 2019
Cash and cash equivalents	$474.2	$158.8
Current assets (including cash and cash equivalents)	725.3	401.6
Non-current assets	6,574.7	6,715.6
Total assets	$7,300.0	$7,117.2
Current liabilities (excluding current portion of debt)	403.4	352.2
Non-current liabilities (excluding long-term debt)	1,498.6	1,497.2
Debt (current and long-term)	1,093.3	1,047.9
Total liabilities	$2,995.3	$2,897.3
Equity attributable to Yamana Gold Inc. equity holders	4,270.0	4,185.2
Non-controlling interests	34.7	34.7
Total equity	$4,304.7	$4,219.9
Working capital (i)	$222.0	$(6.7)
Net debt (ii)	$619.1	$889.1
(i)Working capital is defined as the excess of current assets over current liabilities, which includes assets and liabilities classified as held for sale when applicable.
(ii)A cautionary note regarding non-GAAP performance measures is included in Section 11: Non-GAAP Performance Measures.

Total assets were $7.3 billion as at September 30, 2020, compared to total assets of $7.1 billion as at December 31, 2019. The Company’s asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital-intensive nature of the mining business and previous growth through acquisitions. Other significant assets include: inventories, indirect taxes recoverable (consisting of value added taxes in the jurisdictions in which the Company operates), advances and deposits, and cash and cash equivalents.

Total liabilities as at September 30, 2020, were $3.0 billion, an increase of $0.1 billion or 3% from December 31, 2019. In late March 2020, the Company drew down $200.0 million on its $750.0 million revolving credit facility as a precautionary measure given the global uncertainty resulting from the COVID-19 pandemic. The facility was undrawn prior to this drawdown. During the second quarter of 2020, the Company repaid $100.0 million of this draw down. In addition the Company repaid $56.2 million in senior notes that became due in March 2020. The outstanding $100.0 million drawn down on the revolving credit facility at September 30, 2020 was repaid on October 23, 2020.

Cash and Working Capital

Cash and cash equivalents were $474.2 million as at September 30, 2020, compared to $158.8 million as at December 31, 2019. The Company has sufficient cash on hand, available credit and liquidity to fully manage its business. The Company had working capital of $222.0 million as at September 30, 2020, compared to a working capital deficit of $6.7 million at December 31, 2019.

Net change in working capital movement was a cash inflow of $16.0 million for the three months ended September 30, 2020. Working capital for the quarter was impacted by several items including:
•An increase representing both the normalization of payables and accruals related to operations that were temporarily suspended in prior quarters as well as timing. Accounts payable timing accounts for roughly half of the benefit and is expected to normalize over time. Higher expenses resulting from increased levels of activity during the quarter partially offset the impact of positive working capital in cash flow from operations,
•An increase related to the continued normalization of inventory levels at certain operations with drawdowns on product and metal in circuit inventories,
•A decrease related to indirect tax credit recoverables and prepaids and advances, and
•A decrease related to partial repayments of working capital and export credit facilities.

Debt and Net Debt(i)

Total debt was $1,093.3 million as at September 30, 2020, compared to $1,047.9 million as at December 31, 2019, and net debt(i) as at September 30, 2020, was $619.1 million compared to $889.1 million as at December 31, 2019. The increase in total debt is attributable to the draw down on the revolving credit facility, partially offset by the repayment of a series of senior notes that became due in March 2020 - as discussed above, as well as other movements in cash balances during the nine months ended September 30, 2020.

Net debt(i) decreased by $148.9 million during the quarter to $619.1 million, which advances the Company's objective of achieving a positive net cash(i) position, which is now well ahead of schedule. Despite the challenging environment, the Company
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remains well positioned to be in a position by year-end 2020 to achieve its balance sheet management objective of maintaining a leverage ratio of net debt to EBITDA(i) of below 1.0x when assuming a bottom-of-cycle gold price of $1,350 per ounce, underscoring the Company’s significant financial flexibility and best-in-class balance sheet. The continued potential monetization of various non-producing assets provides further opportunities to reduce debt levels and leverage. The Company recognizes that there is significant value in such assets, which would be more than the total amount of outstanding debt, and along with cash flows, the Company has more than sufficient resources to further reduce outstanding debt, thereby further improving financial flexibility and providing more opportunity for enhanced value and returns for shareholders. The Company accomplished the sale of the royalty portfolio and the sale of Equinox shares in the second and third quarters of 2020, with the above objectives in mind.

For a cautionary note on non-GAAP performance measures and a reconciliation from debt to net debt(i), refer to Section 11: Non-GAAP Performance Measures.

LIQUIDITY

Planned growth, development activities, expenditures and commitments are expected to be sufficiently funded by recent and potential monetization and financing transactions, future operating cash flows and available credit facilities.

As at September 30, 2020, the financial resources available to the Company for meeting its financial obligations include $650.0 million from its revolving credit facility. The $100.0 million amount drawn on the credit facility as at September 30, 2020, originated from the $200.0 million draw in the first quarter, made as a prudent and conservative measure in relation to COVID-19, and as noted above was repaid on October 23, 2020.

The Company’s near-term financial obligations include financial commitments of $48.4 million, and the remaining 2020 sustaining capital expenditures as previously guided. The Company's budgets for expansionary and exploration capital expenditures are discretionary in nature, allowing management a reasonable degree of flexibility in managing its financial resources. The Company has no pending scheduled debt repayments.

The Company remains committed to maintaining amongst the strongest balance sheets in the industry and continues with its objective of achieving a positive net cash(i) position.

(i)A cautionary note regarding non-GAAP performance measures is included in Section 11: Non-GAAP Performance Measures.

SOURCES AND USES OF CASH

The following table summarizes cash inflows and outflows for the following periods:

	For the three months ended September 30,		For the nine months ended September 30,
(In millions of US Dollars)	2020	2019	2020	2019
Cash flows from operating activities	$215.0	$157.4	$436.5	$317.5
Cash flows from operating activities before net change in working capital (i)	$199.0	$152.4	$481.5	$411.5
Cash flows (used in) from investing activities	$(47.7)	$731.9	$(84.9)	$528.3
Cash flows used in financing activities	$(17.8)	$(884.5)	$(35.0)	$(845.8)
Net free cash flow (i)	$185.5	$89.5	$336.8	$195.1
(i)A cautionary note regarding non-GAAP performance measures is included in Section 11: Non-GAAP Performance Measures.

Operating Activities

Net cash flows from operating activities for the three months ended September 30, 2020 were 37% higher than the comparable period in 2019, primarily as a result of higher gross margins recognized as a result of increased metal prices, along with a modest increase in sales volumes, and an increase in the cash inflow from the net change in working capital compared to the third quarter of 2019.

The increase in net cash flows from operating activities for the nine months ended September 30, 2020 compared to the same period in 2019 is also largely attributable to higher gross margins recognized on sales as a result of increased metal prices, which more than offset the lower sales volumes in the period, along with a significant decrease in the cash outflow from the net change in working capital compared to the comparative period.
Investing Activities

Net cash outflows from investing activities were $47.7 million in the three months to September 30, 2020 compared to net cash inflows of $731.9 million in the comparative quarter.

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Net cash outflows in the current quarter included capital expenditures of $61.9 million, partially offset by proceeds received from the sale of part of the Company's shareholding in Equinox Gold during the quarter. Net cash inflows in the comparative quarter were primarily attributable to the cash proceeds received on the sale of the Chapada mine, partially offset by capital expenditures of $82.7 million. The decrease in capital expenditures from the prior year was largely attributable to a decrease in recorded expansionary capital expenditure at Canadian Malartic, due primarily to the proceeds received from the sale of pre-commercial ounces from the Barnat deposit offsetting comparable absolute expansionary capital expenditures. Barnat achieved commercial production on September 30, 2020, being deducted from the cost of property, plant and equipment, in accordance with current IFRS standards.

For the nine months ended September 30, 2020, net cash outflows from investing activities were $84.9 million compared to net cash inflows of $528.3 million in the comparative period.

Net cash outflows in the current period included capital expenditures of $178.6 million, partially offset by proceeds received from the sale of certain assets, including approximately $100.0 million received on the sale of Equinox Gold shares held by the Company in the second and third quarters, and $10.0 million, being the cash component of the consideration receivable on the sale of the royalty portfolio assets. Net cash inflows in the comparative period were primarily derived from $800.0 million in cash proceeds received on the sale of the Chapada mine, partially offset by capital expenditures of $246.1 million. The decrease in capital expenditures was largely attributable to the absence of the Chapada mine in the current period, along with the decrease in capital expenditure at Canadian Malartic, as discussed above.

Details on capital expenditures by mine can be found in Section 1: Highlights and Relevant Updates.

Financing Activities

In the three months ended September 30, 2020, cash outflows used in financing activities included interest payments on long-term debt of $5.6 million (2019: $32.2 million) and dividend payments of $14.9 million (2019: $4.7 million). These outflows were partially offset by cash inflows of $7.4 million, being net proceeds from the issuance of flow-through shares during the quarter. The decrease in interest payments was attributable to both the timing of interest payments and a decrease in interest expense in 2020 given the retirement of $800.0 million of debt in the third quarter of 2019 in connection with the sale of the Chapada mine. The increase in dividend payments resulted from the increase in the dividends declared compared to the comparative period.

In the nine months ended September 30, 2020, net cash flows used in financing activities included a net drawdown of $100.0 million on the revolving credit facility and the repayment of $56.2 million of senior notes that became due in March 2020. Net cash flows used in financing activities in the comparative period included the retirement of $800.0 million in debt as discussed above. Other financing activities in the current period included interest payments of $33.6 million (2019: $61.6 million) and dividend payments of $36.3 million (2019: $14.2 million). The increase in dividend payments resulted from the increase in the dividends declared compared to the comparative period as noted in Section 1: Highlights and Relevant Updates.

Net Free Cash Flow

The Company generated net free cash flow of $185.5 million in the third quarter of 2020, compared to net free cash flow of $89.5 million in the third quarter of 2019, representing a 107% increase. The change is driven largely by strong gross margins due to favorable metal price increases with stable costs across the operations, despite the challenges encountered during the period as a result of COVID-19, as well as lower interest and other finance expenses paid in connection with lower debt levels.

The Company generated net free cash flow of $336.8 million in the nine months ended September 30, 2020, compared to net free cash flow of $195.1 million in the same period of 2019. The change is driven largely by strong gross margins due to the reasons aforementioned for the three month variance.

For a cautionary note on non-GAAP performance measures and a reconciliation from cash flows from operating activities to net free cash flow, refer to Section 11: Non-GAAP Performance Measures.

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CAPITAL RESOURCES

The capital of the Company consists of items included in shareholders’ equity and debt obligations, net of cash and cash equivalents, as follows:

As at, (In millions of US Dollars)	September 30, 2020	December 31, 2019
Shareholders’ equity	$4,304.7	$4,219.9
Debt	1,093.3	1,047.9
	5,398.0	5,267.8
Less: Cash and cash equivalents	(474.2)	(158.8)
	$4,923.8	$5,109.0

In order to maintain or adjust its capital structure, the Company may, upon approval from its Board of Directors, issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at September 30, 2020, including the impact of IFRS 16 in capital and other financial commitments, shown on an undiscounted basis:

(In millions of US Dollars)	Within 1 year	Years 2 and 3	Years 4 and 5	After 5 years	Total (i)
Debt
Repayment of principal	$100.0	$431.5	$287.4	$282.9	$1,101.8
Interest	50.4	83.4	37.4	28.9	200.1
Capital and other financial commitments	48.4	27.1	5.6	—	81.1
Environmental rehabilitation provisions	5.9	18.4	18.7	333.9	376.9
Total contractual obligations and commitments	$204.7	$560.4	$349.1	$645.7	$1,759.9
(i)Additionally, as at September 30, 2020, the Company had outstanding letters of credit totalling $63.4 million (C$84.6 million) representing guarantees for reclamation obligations and road construction relating to the Company’s share of mining interest in Canadian Malartic, and $2.0 million and $13.7 million representing guarantees for reclamation obligations relating to Cerro Moro and the Company's US properties, respectively.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There are no first preference shares issued or outstanding. The table below summarizes the Company's common shares and securities convertible into common shares as at the following dates:

As at, (thousands of units)	October 23, 2020	September 30, 2020
Common shares issued and outstanding	952,621	952,599
Share options outstanding	1,002	1,002
Restricted share units	2,494	2,487

8.    ECONOMIC TRENDS, BUSINESS RISKS AND UNCERTAINTIES

Exploration, development and mining of precious metals involve numerous risks as a result of the inherent nature of the business, global economic trends, and the influences of local social, political, environmental and economic conditions in the various geographical areas of operation. As such, the Company is subject to several financial and operational risks that could have a significant impact on its profitability and levels of operating cash flows.

Below is a summary of the principal financial risks and related uncertainties facing the Company. Readers are also encouraged to read and consider the risk factors and related uncertainties in the Company’s Annual Information Form and Annual Management Discussion and Analysis for the year ended December 31, 2019. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements. There were no significant changes to those risks or to the Company's management of exposure during the three months ended September 30, 2020, except as noted below:

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METAL PRICE RISK

The Company's profitability and long-term viability depend, in large part, upon the market price of metals that may be produced from the Company's properties, primarily gold and silver. Market price fluctuations of these precious metals could adversely affect profitability of operations and lead to impairments of mineral properties. Metal prices fluctuate widely and are affected by numerous factors beyond the Company's control including but not limited to supply and demand, consumption patterns, macroeconomic factors (interest, exchange, inflation), banking and political conditions, and mining specific factors.

The following chart summarizes one-year movements in the US Dollar price of gold (source: LBMA PM gold price):

Gold Price - Market Update

For the quarter ended September 30, 2020, spot gold prices averaged $1,911 per ounce, representing an increase of 30% compared to $1,474 per ounce in the third quarter of 2019. Prices ranged between $1,771 and $2,067 per ounce during the third quarter of 2020. As at September 30, 2020, the closing price was $1,887 per ounce.

Gold prices moved higher in the third quarter of 2020, reaching all-time highs before retreating. Low real rates drove prices higher until August, when increasing yields caused the biggest drop in gold prices in seven years. Loose monetary policies combined with many governments facing challenging fiscal situations and elevated levels of debt, along with rising inflation expectations, should be supportive of gold over the longer term. In the short-term, gold prices are likely be driven by the economic fallout from COVID-19, global monetary policy and fiscal stimulus, and financial market volatility.

Central banks continue to be net buyers in 2020. Turkey, India and Russia are notable buyers. However, Russia announced that it would stop its purchases beginning in April 2020. Global ETF holdings saw a rise in total ounces held in the third quarter of 2020, reaching an all-time high.

CURRENCY RISK

Currency fluctuations may affect the Company’s capital costs and the costs that the Company incurs at its operations. Gold is sold throughout the world based principally on a US Dollar price, but a portion of the Company’s operating and capital expenses are incurred in Brazilian Reais, Argentine Pesos, Chilean Pesos and Canadian Dollars. The appreciation of these foreign currencies against the US Dollar would increase the costs of production at such mining operations, which could materially and adversely affect the Company’s earnings and financial condition. The Company may enter into forward contracts or other risk management strategies, from time to time, to hedge against the risk of an increase in the value of foreign currencies in the jurisdictions in which the Company operates.

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US Dollar - Market Update

The following chart summarizes one-year movements in key currencies vis-à-vis the US Dollar (source: Bloomberg):

The Canadian Dollar, Brazilian Real, Argentine Peso and the Chilean Peso all weakened against the US Dollar during the three months ended September 30, 2020, compared to the same quarter of 2019. In the short term, these currencies will continue to be impacted by regional COVID-19 economic impacts. As a flight to safety, the performance of the US Dollar will be driven by economic and financial market shocks.

	Average Exchange Rate						Period-end Exchange Rate
	For the three months ended September 30,			For the nine months ended September 30,			As at September 30,	As at December 31,
	2020	2019	% (i)	2020	2019	% (i)	2020	2019	% (i)
USD-CAD	1.3316	1.3200	0.9%	1.3539	1.3300	1.8%	1.3228	1.2988	1.8%
USD-BRL	5.3803	3.9700	35.5%	5.0757	3.8900	30.5%	5.3995	4.0307	34.0%
USD-ARG	73.327	50.530	45.1%	67.5082	44.5300	51.6%	75.204	59.890	25.6%
USD-CLP	780.93	706.07	10.6%	802.23	685.67	17.0%	773.40	748.74	3.3%
(i)Positive variance represents the US Dollar Increase in value to the foreign currency.

As at September 30, 2020, the Company had zero-cost collar contracts, which allow the Company to participate in exchange rate movements between two strikes, as follows:

	Average call price (i)	Average put strike price (i)	Total (ii)
Brazilian Real to USD
October 2020 to December 2020	R$3.87	R$4.36	R$ 48.2 million
January 2021 to June 2021	R$3.85	R$4.31	R$ 93.0 million
Canadian Dollar to USD
October 2020 to December 2020	C$1.38	C$1.45	C$34.2 million
(i)R$ = Brazilian Reais, C$ = Canadian Dollars
(ii)Evenly split by month.

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In addition, as at September 30, 2020, the Company had forward contracts as follows:

	Average forward price (i)	Total (ii)
Brazilian Real to USD
October 2020 to December 2020	R$4.06	R$ 33.3 million
January 2021 to June 2021	R$4.07	R$ 93.0 million
Chilean Peso to USD
October 2020 to December 2020	CLP$ 740.19	CLP$ 17.4 billion
(i)R$ = Brazilian Reais, CLP = Chilean Pesos
(ii)Evenly split by month.

INFECTIOUS DISEASE RISK

Emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases, including the COVID-19 outbreak, could have a material adverse effect on the Company by causing operational and supply chain delays and disruptions (including as a result of government regulation and prevention measures), labour shortages and shutdowns, social unrest, breach of material contracts and customer agreements, government or regulatory actions or inactions, increased insurance premiums, decreased demand or the inability to sell and deliver precious metals, declines in the price of precious metals, delays in permitting or approvals, governmental disruptions, capital markets volatility, or other unknown but potentially significant impacts. In addition, governments may impose strict emergencies measures in response to the threat or existence of an infectious disease. The full extent and impact of the COVID-19 pandemic is unknown and to date has included extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices (including precious metals) and has raised the prospect of a global recession. The international response to COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility and a general reduction in global consumer activity. The estimates of management are considered reasonable at this time, however, the full impact of the effects these conditions on mining operations or financial results may vary significantly due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of the travel restrictions and business closures that have been or may be imposed by the governments of impacted countries. In addition, a significant outbreak of contagious diseases in the human population, such as COVID-19, could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could result in a material adverse effect on commodity prices, demand for metals, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business and the market price of the Company’s common shares. Accordingly, any outbreak or threat of an outbreak of an epidemic disease or similar public health emergency, including COVID-19, could have a material adverse effect on the Company’s business, financial condition and results of operations. It is unknown whether and how the Company may be affected if a pandemic, such as the COVID-19 outbreak, persists for an extended period of time.

9.    CONTINGENCIES

The Company may be involved in disputes with other parties in the future that may result in litigation. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on the Company's financial condition, cash flow and results of operations.

10.    CRITICAL ACCOUNTING POLICIES AND ESTIMATES

BASIS OF PREPARATION

The Company's Condensed Consolidated Interim Financial Statements are prepared in accordance with IAS 34 Interim Financial Reporting ("IAS 34"). The accounting policies applied in the preparation of the Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2020 are consistent with those applied in the Company’s consolidated financial statements for the year ended December 31, 2019.

CRITICAL JUDGEMENTS AND ESTIMATES

In preparing the Condensed Consolidated Interim Financial Statements in accordance with IAS 34, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

The critical judgements made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were consistent with those disclosed in Note 4: Critical Judgements and Estimation Uncertainties to the Company's Consolidated Financial Statements for the year ended December 31, 2019.

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11.    NON-GAAP PERFORMANCE MEASURES

The Company has included certain non-GAAP performance measures to supplement its Condensed Consolidated Interim Financial Statements, which are presented in accordance with IFRS, including the following:

•Cash costs per gold equivalent ounce ("GEO") sold;
•All-in sustaining costs ("AISC") per GEO sold;
•Net debt;
•Net free cash flow;
•Average realized price per ounce of gold/silver sold; and
•Average realized price per pound of copper sold.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

For definitions and descriptions of the non-GAAP performance measures and additional subtotals in financial statements, refer to Section 11: Non-GAAP Financial Measures in the Company's MD&A for the year ended December 31, 2019.

The following tables provide detailed reconciliations from costs of sales to cash costs and AISC, for the three and nine months ended September 30, 2020, and September 30, 2019.

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Reconciliation of Cost of Sales to Cash Costs and AISC

Cash Cost & AISC Reconciliation - Total	For the three months ended September 30, 2020			For the three months ended September 30, 2019
(In millions of US Dollars except GEO sold and per GEO sold amounts)	Total	Total GEO	Non-Sustaining	Total	Total GEO	Other Mines & Non-Sustaining
Cost of sales excluding DDA (i)	$166.6	$166.6	$—	$163.4	$160.4	$3.0
DDA (i)	106.9	106.9	—	112.6	112.6	—
Total cost of sales	$273.4	$273.4	$—	$276.0	$273.0	$3.0
DDA	(106.9)	(106.9)	—	(112.6)	(112.6)	—
Total cash costs	$166.6	$166.6	$—	$163.4	$160.4	$3.0
AISC adjustments:
General and administrative expenses	21.4	21.4	—	21.8	21.6	0.2
Community costs in other operating expenses	2.0	2.0	—	1.3	1.3	—
Reclamation & remediation - accretion & amortization	4.9	4.9	—	5.6	5.5	0.1
Exploration capital expenditures	13.7	12.2	1.5	17.8	12.3	5.5
Exploration and evaluation expenses	3.6	2.2	1.4	1.8	1.8	—
Sustaining capital expenditures	38.1	38.1	—	38.6	38.6	—
Leases (IFRS 16 Adjustment)	5.3	5.3	—	5.1	5.0	0.1
Total AISC		$252.5			$246.5
GEO sold (ii)(iii)		230,452			237,772
Cost of sales excl. DDA per GEO sold		$723			$674
DDA per GEO sold		$464			$474
Total cost of sales per GEO sold		$1,186			$1,148
Cash costs per GEO sold		$723			$674
AISC per GEO sold		$1,096			$1,037

Cash Cost & AISC Reconciliation - Total	For the nine months ended September 30, 2020			For the nine months ended September 30, 2019
(In millions of US Dollars except GEO and per GEO amounts)	Total	Total GEO	Non-sustaining	Total	Total GEO	Other Mines & Non-Sustaining
Cost of sales excluding DDA (i)	$447.3	$447.3	$—	$613.4	$502.6	$110.8
DDA (i)	282.6	282.6	—	352.7	339.9	12.8
Total cost of sales	$729.9	$729.9	$—	$966.1	$842.5	$123.6
DDA	(282.6)	(282.6)	—	(352.7)	(339.9)	(12.8)
Treatment and refining charges	—	—	—	13.0	0.7	12.3
Total cash costs	$447.3	$447.3	$—	$626.4	$503.3	$123.1
AISC adjustments:
General and administrative expenses	62.5	62.5	—	60.1	53.6	6.5
Community costs in other operating expenses	4.4	4.4	—	4.2	4.1	0.1
Reclamation & remediation - accretion & amortization	14.3	14.3	—	20.0	17.3	2.7
Exploration capital expenditures	36.7	29.4	7.3	46.3	39.1	7.2
Exploration and evaluation expenses	9.1	6.1	3.0	7.0	3.3	3.7
Sustaining capital expenditures	101.5	101.5	—	120.5	94.9	25.6
Leases (IFRS 16 Adjustment)	15.5	15.4	0.1	15.2	12.9	2.3
Total AISC		$681.0			$728.5
Commercial GEO (ii)(iii)		629,565			732,102
Cost of sales excl. DDA per GEO sold		$710			$687
DDA per GEO sold		$449			$464
Total cost of sales per GEO sold		$1,159			$1,151
Cash costs per GEO sold		$710			$687
AISC per GEO sold		$1,082			$995

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Cash Cost & AISC Reconciliation - Operating Segments		For the three months ended September 30, 2020
(In millions of US Dollars except GEO sold and per GEO sold amounts)	Total	Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corporate & Non-Sustaining
Cost of sales excluding DDA (i)	$166.6	$49.1	$24.7	$30.8	$40.3	$21.7	$—
DDA (i)	106.9	32.1	15.5	27.7	18.1	10.8	2.7
Total cost of sales	$273.4	$81.2	$40.2	$58.4	$58.3	$32.5	$2.7
DDA	(106.9)	(32.1)	(15.5)	(27.7)	(18.1)	(10.8)	(2.7)
Total cash costs	$166.6	$49.1	$24.7	$30.8	$40.3	$21.7	$—
AISC adjustments:
General and administrative expenses	21.4	0.1	0.1	—	—	—	21.2
Community costs in other operating expenses	2.0	0.1	0.5	1.3	—	—	0.1
Reclamation & remediation - accretion & amortization	4.9	2.0	0.5	0.8	0.5	0.9	0.2
Exploration capital expenditures	13.7	—	1.3	4.0	4.8	2.1	1.5
Exploration and evaluation expenses	3.6	—	—	—	—	—	3.6
Sustaining capital expenditures	38.1	13.5	4.8	9.2	7.3	2.9	0.4
Leases (IFRS 16 Adjustment)	5.3	0.2	0.9	1.3	2.0	0.4	0.5
Total AISC		$65.0	$33.0	$47.3	$54.8	$28.0
GEO sold (ii)		66,796	43,751	36,236	60,522	23,148
Cost of sales excl. DDA per GEO sold		$736	$565	$849	$665	$936
DDA per GEO sold		$480	$354	$764	$298	$468
Total cost of sales per GEO sold		$1,216	$920	$1,613	$963	$1,404
Cash costs per GEO sold		$736	$565	$849	$665	$936
AISC per GEO sold		$973	$754	$1,307	$906	$1,210

Cash Cost & AISC Reconciliation - Operating Segments		For the three months ended September 30, 2019
(In millions of US Dollars except GEO sold and per GEO sold amounts)	Total	Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corporate & Other Mines & Non-Sustaining
Cost of sales excluding DDA (i)	$163.4	$50.1	$21.6	$31.2	$39.3	$18.1	$3.1
DDA (i)	112.6	32.9	14.8	27.3	25.3	10.3	2.0
Total cost of sales	$276.0	$83.1	$36.4	$58.5	$64.6	$28.4	$5.1
DDA	(112.6)	(32.9)	(14.8)	(27.3)	(25.3)	(10.3)	(2.0)
Total cash costs	$163.4	$50.1	$21.6	$31.2	$39.3	$18.1	$3.1
AISC adjustments:
General and administrative expenses	21.8	0.7	0.2	0.2	—	—	20.7
Community costs in other operating expenses	1.3	0.1	—	0.9	—	—	0.3
Reclamation & remediation - accretion & amortization	5.6	2.2	0.7	0.8	0.6	1.2	0.1
Exploration capital expenditures	17.8	0.1	1.5	5.1	5.7	2.1	3.3
Exploration and evaluation expenses	1.8	—	—	—	—	—	1.8
Sustaining capital expenditures	38.6	14.4	6.7	5.9	8.5	3.1	—
Leases (IFRS 16 Adjustment)	5.1	0.1	1.2	1.2	1.4	0.6	0.6
Total AISC		$67.8	$32.0	$45.2	$55.6	$25.1
GEO sold (ii)(iii)		82,467	39,675	41,749	56,974	16,908
Cost of sales excl. DDA per GEO sold		$608	$544	$748	$690	$1,069
DDA per GEO sold		$399	$373	$654	$443	$609
Total cost of sales per GEO sold		$1,007	$917	$1,402	$1,134	$1,677
Cash costs per GEO sold		$608	$544	$748	$690	$1,069
AISC per GEO sold		$822	$807	$1,084	$977	$1,485

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Cash Cost & AISC Reconciliation - Operating Segments		For the nine months ended September 30, 2020
(In millions of US Dollars except GEO and per GEO amounts)	Total	Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corporate & Non-Sustaining
Cost of sales excluding DDA (i)	$447.3	$131.9	$70.3	$81.9	$105.8	$57.4	$—
DDA (i)	282.6	91.9	39.0	60.7	52.7	31.7	6.6
Total cost of sales	$729.9	$223.8	$109.3	$142.6	$158.4	$89.1	$6.6
DDA	(282.6)	(91.9)	(39.0)	(60.7)	(52.7)	(31.7)	(6.6)
Total cash costs	$447.3	$131.9	$70.3	$81.9	$105.8	$57.4	$—
AISC adjustments:
General and administrative expenses	62.5	1.5	0.5	0.2	0.2	0.2	59.9
Community costs in other operating expenses	4.4	0.3	0.6	3.0	—	—	0.5
Reclamation & remediation - accretion & amortization	14.3	5.8	1.7	2.1	1.6	2.6	0.5
Exploration capital expenditures	36.7	—	4.0	9.1	11.2	5.2	7.2
Exploration and evaluation expenses	9.1	0.1	0.1	—	—	—	8.9
Sustaining capital expenditures	101.5	33.9	16.2	20.5	21.5	8.2	1.2
Leases (IFRS 16 Adjustment)	15.5	0.5	3.0	3.7	5.5	1.4	1.4
Total AISC		$173.9	$96.4	$120.5	$145.7	$75.0
Commercial GEO (ii)		179,851	132,772	89,257	163,929	63,756
Cost of sales excl. DDA per GEO sold		$733	$529	$918	$645	$901
DDA per GEO sold		$511	$294	$680	$321	$497
Total cost of sales per GEO sold		$1,244	$823	$1,597	$967	$1,398
Cash costs per GEO sold		$733	$529	$918	$645	$901
AISC per GEO sold		$967	$726	$1,350	$889	$1,177

Cash Cost & AISC Reconciliation - Operating Segments		For the nine months ended September 30, 2019
(In millions of US Dollars except GEO and per GEO amounts)	Total	Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corporate & Other Mines & Non-Sustaining
Cost of sales excluding DDA (i)	$613.4	$145.8	$71.5	$116.7	$117.7	$50.8	$110.9
DDA (i)	352.7	100.5	44.7	92.2	70.2	26.9	18.2
Total cost of sales	$966.1	$246.4	$116.2	$208.9	$187.9	$77.7	$129.1
DDA	(352.7)	(100.5)	(44.7)	(92.2)	(70.2)	(26.9)	(18.2)
Treatment and refining charges	13.0	—	—	0.7	—	—	12.3
Total cash costs	$626.4	$145.8	$71.5	$117.4	$117.7	$50.8	$123.2
AISC adjustments:
General and administrative expenses	60.1	2.6	0.8	0.2	0.3	0.2	56.0
Community costs in other operating expenses	4.2	0.2	0.2	3.4	—	—	0.4
Reclamation & remediation - accretion & amortization	20.0	6.8	2.7	2.6	1.8	3.4	2.7
Exploration capital expenditures	46.3	0.7	3.6	12.3	15.3	7.1	7.3
Exploration and evaluation expenses	7.0	0.1	0.1	—	—	—	6.8
Sustaining capital expenditures	120.5	31.7	16.4	11.7	23.2	9.5	28.0
Leases (IFRS 16 Adjustment)	15.2	0.4	3.5	2.9	4.4	1.7	2.3
Total AISC		$188.4	$98.7	$150.5	$162.6	$72.8
Commercial GEO (ii)(iii)		246,177	115,849	167,387	147,679	55,009
Cost of sales excl. DDA per GEO sold		$592	$617	$697	$797	$924
DDA per GEO sold		$408	$386	$551	$475	$489
Total cost of sales per GEO sold		$1,001	$1,003	$1,248	$1,273	$1,413
Cash costs per GEO sold		$592	$617	$701	$797	$924
AISC per GEO sold		$765	$852	$899	$1,101	$1,323
(i)Cost of sales excluding DDA includes the impact of the movement in inventory (non-cash item). Information related to GAAP values of cost of sales excluding DDA, DDA and total cost of sales are derived from the Consolidated Statements of Operations and Note 5: Segment Information to the Company's Condensed Consolidated Interim Financial Statements. Other Mines include Chapada for the comparative period.
(ii)GEO assumes gold ounces plus the gold equivalent of silver ounces using a ratio of 79.26 and 92.88 for the three and nine months ended September 30, 2020, respectively, and 86.79 and 86.18 for the three and nine months ended September 30, 2019, respectively.
(iii)Comparative period GEO figures exclude contributions from the Chapada mine, which was divested in July 2019. Sales figures for the three and nine months ended September 30, 2019 exclude (335) and 49,738 ounces, respectively, net of quantity adjustments.

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NET DEBT

The Company uses the financial measure "net debt ", which is a non-GAAP financial measure, to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The non-GAAP financial measure of net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Net debt is calculated as the sum of the current and non-current portions of long-term debt net of the cash and cash equivalent balance as at the balance sheet date. When the cash and cash equivalent balance exceeds the total debt, the Company is in a "net cash" position. A reconciliation of net debt is provided below:

As at, (In millions of US Dollars)	September 30, 2020	December 31, 2019
Debt
Non-current portion	$993.3	$991.7
Current portion	100.0	56.2
Total debt	$1,093.3	$1,047.9
Less: Cash and cash equivalents	(474.2)	(158.8)
Net debt	$619.1	$889.1

NET FREE CASH FLOW

The Company uses the financial measure "net free cash flow", which is a non-GAAP financial measure, to supplement information in its consolidated financial statements. Net free cash flow does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of net free cash flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Net free cash flow is calculated as cash flows from operating activities adjusted for advance payments received pursuant to metal purchase agreements and other cash flows not related to current period production, less non-discretionary items such as sustaining capital expenditures, interest paid, payment of lease liabilities, and cash used in other financing activities.

	For the three months ended September 30,		For the nine months ended September 30,
(In millions of US Dollars)	2020	2019	2020	2019
Cash flows from operating activities	$215.0	$157.4	$436.5	$317.5
Adjustments to operating cash flows:
Amortization of deferred revenue (i)	2.3	6.4	12.3	75.2
Temporary suspension and standby costs	2.9	—	16.2	—
Other incremental COVID-19 costs	5.7	—	15.1	—
Other cash payments (ii)	8.0	8.3	8.0	8.3
Non-discretionary items related to the current period
Sustaining capital expenditures	(38.1)	(38.6)	(101.4)	(120.5)
Interest paid	(5.6)	(32.2)	(33.6)	(61.6)
Payment of lease liabilities	(4.4)	(4.0)	(12.9)	(12.0)
Cash used in other financing activities	(0.3)	(7.8)	(3.4)	(11.8)
Net free cash flow	$185.5	$89.5	$336.8	$195.1
(i)Adjustments represent non-cash deferred revenue recognized in respect of metal sales agreements, the cash payments for which were received in previous periods and which were similarly reduced for comparability. Amounts are derived from the Consolidated Statements of Cash Flows and further details on current deferred revenue balances can be found in Note 14: Selected Composition Notes to the Company's Condensed Consolidated Interim Financial Statements.
(ii)Other cash payments relate primarily to legal contingencies.

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AVERAGE REALIZED METAL PRICES

For the three months ended September 30,	2020				2019
	Quantity sold		Revenue per ounce/pound	Revenue (In millions of US Dollars)	Quantity sold		Revenue per ounce/pound	Revenue (In millions of US Dollars)
Gold (i)	192,578	oz	$1,910	$367.9	209,207	oz	$1,481	$309.8
Silver	2,907,348	oz	$24.58	71.5	2,437,575	oz	$17.73	43.2
Copper (i)	—	lbs	$—	—	2,058,021	lbs	$2.35	4.8
Revenue				$439.4				$357.8

For the three months ended September 30,	2020				2019
	Quantity sold		Average Realized Price	Revenue (In millions of US Dollars)	Quantity sold		Average Realized Price	Revenue (In millions of US Dollars)
Gold (i)	192,578	oz	$1,910	$367.9	209,207	oz	$1,473	$308.2

Silver	2,748,757	oz	$24.86	68.4	2,137,575	oz	$17.00	36.3
Silver subject to metal sales agreement (ii)	158,591	oz	$19.80	3.1	300,000	oz	$17.77	5.3
	2,907,348	oz	$24.58		2,437,575	oz	$17.10

Copper (i)	—	lbs	$—	—	22,326	lbs	$2.12	0.0
Copper subject to metal sales agreements (ii)	—	lbs	$—	—	2,035,695	lbs	$2.00	4.1
	—	lbs	$—		2,058,021	lbs	$2.00
Gross revenue				$439.4				$353.9
(Deduct) add:
Metal price, MTM, and derivative settlement adjustments				—				3.9
Revenue				$439.4				$357.8
(i)Includes payable gold and copper contained in concentrate from the Chapada mine in the comparative period.
(ii)Balances represent the metals sold under the metal sales agreements.

For the nine months ended September 30,	2020				2019
	Quantity sold		Revenue per ounce/pound	Revenue (In millions of US Dollars)	Quantity sold		Revenue per ounce/pound	Revenue (In millions of US Dollars)
Gold (i)	541,531	oz	$1,739	$941.6	688,275	oz	$1,361	$936.8
Silver	7,818,919	oz	$20.16	157.7	8,073,879	oz	$15.98	$129.0
Copper (i)	—	lbs	$—	—	59,705,211	lbs	$2.72	$162.6
Revenue				$1,099.3				$1,228.4

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For the nine months ended September 30,	2020				2019
	Quantity sold		Average Realized Price	Revenue (In millions of US Dollars)	Quantity sold		Average Realized Price	Revenue (In millions of US Dollars)
Gold (i)	541,531	oz	$1,739	$941.6	688,275	oz	$1,356	$933.1

Silver	7,086,405	oz	$19.98	141.6	7,529,679	oz	$15.67	118.0
Silver subject to metal sales agreement (ii)	732,514	oz	$19.34	14.2	544,200	oz	$17.80	9.7
	7,818,919	oz	$19.92		8,073,879	oz	$15.81

Copper (i)	—	lbs	$—	—	37,141,227	lbs	$2.83	105.1
Copper subject to metal sales agreements (ii)	—	lbs	$—	—	22,563,984	lbs	$2.92	65.9
	—	lbs	$—		59,705,211	lbs	$2.86
Gross revenue				$1,097.4				$1,231.8
(Deduct) add:
Treatment and refining charges of gold and copper concentrate				—				(13.1)
Metal price, MTM, and derivative settlement adjustments				—				9.7
Deferred revenue adjustment (iii)				1.9				—
Revenue				$1,099.3				$1,228.4
(i)Includes payable gold and copper contained in concentrate.
(ii)Balances represent the metals sold under the metal sales agreements and the advanced copper sales program.
(iii)Consideration from the Company's metal sales agreement is considered variable. Revenue can be subject to cumulative adjustments when the number of ounces to be delivered under the agreement changes. During the three months ended March 31, 2020, the Company recognized an adjustment to revenue and finance costs due to a change in the Company's reserve and resource estimates, and therefore, the number of ounces expected to be delivered under the life of the agreement.

12.    DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s President and Chief Executive Officer and Senior Vice President, Finance and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Timely Disclosure and Confidentiality Policy, our Code of Conduct, our Insider Trading Policy, our Corporate Controls Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable rules of the Canadian Securities Administrators (or Canadian securities regulatory authorities) and the U.S. Securities and Exchange Commission (or the SEC). The evaluation included documentation review, inquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer have concluded that, as of the end of the period covered by this Management’s Discussion and Analysis, the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective "internal control over financial reporting" as such term is defined in the rules of the Canadian Securities Administrators and the SEC. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes:

•Maintaining records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
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•Providing reasonable assurance that transactions are recorded as necessary for preparation of our Consolidated Financial Statements in accordance with generally accepted accounting principles;
•Providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
•Providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s Consolidated Financial Statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

CHANGES IN INTERNAL CONTROLS

During the period ended September 30, 2020, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between September 30, 2020, and December 31, 2019, and results of operations for the periods ended September 30, 2020, and September 30, 2019.

This Management’s Discussion and Analysis has been prepared as of October 29, 2020. The condensed consolidated interim financial statements prepared in accordance with IAS 34 as issued by the IASB follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the unaudited condensed consolidated interim financial statements and notes thereto as at and for the three and nine months ended September 30, 2020 (collectively the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the Financial Statements and the annual audited consolidated financial statements for the year ended December 31, 2019, as well as the most recent Annual Information Form for the year ended December 31, 2019 on file with the Securities Commissions of all of the provinces in Canada and which are included in the 2019 Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis. All Dollar amounts in the Management’s Discussion and Analysis are in US Dollars, unless otherwise specified.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Management’s Discussion and Analysis contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance, results of feasibility studies, repayment of debt or updates regarding mineral reserves and mineral resources. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic
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conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, silver, copper and zinc), currency exchange rates (such as the Canadian Dollar, the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVES AND MINERAL RESOURCES

Scientific and technical information contained in this Management’s Discussion and Analysis has been reviewed and approved by Sébastien Bernier, P. Geo (Senior Director, Geology and Mineral Resources). Sébastien Bernier, P. Geo is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Readers should refer to the Annual Information Form of the Company for the year ended December 31, 2019 and other continuous disclosure documents filed by the Company since January 1, 2020 available at www.sedar.com, for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.

CAUTIONARY STATEMENT TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the Securities and Exchange Commission (the “SEC”). For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

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